United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2024

ARRIVED HOMES 3, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Arrived Series Haven; Arrived Series Chilhowee; Arrived Series Sheezy; Arrived Series Cristalino; Arrived Series Hermanos; Arrived Series Bowling; Arrived Series Emelina; Arrived Series Caden; Arrived Series Camellia; Arrived Series Palmore; Arrived Series Brookwood; Arrived Series Lithonia; Arrived Series Haverhill; Arrived Series Woodwind; Arrived Series Aspen; Arrived Series Thomas; Arrived Series Bennett; Arrived Series Benny; Arrived Series Montgomery; Arrived Series Summerglen; Arrived Series Portsmouth; Arrived Series Westhaven; Arrived Series Cordero; Arrived Series Wheeler; Arrived Series Watson; Arrived Series Holmes; Arrived Series Hamblen; Arrived Series Ethan; Arrived Series Helmerich; Arrived Series Claremore; Arrived Series Bryant; Arrived Series Hancock; Arrived Series Wynde; Arrived Series Haikey; Arrived Series Arkoma; Arrived Series Gordon; Arrived Series Lucas; Arrived Series Woodland; Arrived Series Macomber; Arrived Series Meridian; Arrived Series Pongo; Arrived Series Perdita; Arrived Series Bean; Arrived Series Ellie; Arrived Series Antares; Arrived Series Bluebell; Arrived Series Aramis; Arrived Series Barclay; Arrived Series Athos; Arrived Series Bradford; Arrived Series Caterpillar; Arrived Series Liberty; Arrived Series Mallard; Arrived Series Riverwood; Arrived Series Roanoke; Arrived Series Zane; Arrived Series Sherwood; Arrived Series Tansel; Arrived Series Tytus; Arrived Series Williamson; Arrived Series Arya; Arrived Series Sansa; Arrived Series Marcy; Arrived Series Hedgecrest; Arrived Series Haybridge; Arrived Series Layla; Arrived Series Lola; Arrived Series Ratliff; Arrived Series Collinison; Arrived Series Hardman; Arrived Series Pebblestone; Arrived Series Keystone; Arrived Series Northbrook; Arrived Series Rachel; Arrived Series Frances; Arrived Series Ross; Arrived Series Northridge; Arrived Series Wyndhurst; Arrived Series Vanzant; Arrived Series Glenncrest; Arrived Series Oakland; Arrived Series Laurel; Arrived Series Phoebe; Arrived Series Johnson; Arrived Series Sedgefield; Arrived Series Robinson; Arrived Series Seneca

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in Post-Qualification Amendment No. 21 to our Offering Statement on Form 1-A filed by the company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes 3, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as single-family rentals for tenants who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our company has been engaged primarily in acquiring properties for its series offerings, and developing the financial, offering and other materials to facilitate fundraising. As of June 30, 2024, our company has acquired 85 properties.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains it must distribute 100% of such income and gains annually. Our manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our manager deems relevant.

Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during six months ended June 30, 2024 and the period January 4, 2023 (date of inception) through June 30, 2023 are listed in the table below:

Rental Income
Series Name	June 30, 2024	June 30, 2023
Antares	$11,670	$-
Aramis	12,270	-
Arkoma	9,570	1,904
Arya	8,370	-
Aspen	7,006	1,234
Athos	12,570	-
Barclay	11,970	2,022
Bean	12,870	-
Bennett	10,170	-
Benny	10,770	-
Bluebell	12,720	-
Bowling	9,175	7,186
Bradford	11,520	-
Brookwood	11,220	-
Bryant	12,570	3,142
Caden	10,170	3,955
Camellia	10,770	5,033
Caterpillar	10,770	-
Chilhowee	15,517	7,609
Claremore	8,628	-
Collinison	12,720	-
Cordero	12,439	1,704
Cristalino	10,944	414
Ellie	8,362	-
Emelina	10,470	5,460
Ethan	8,850	246
Frances	11,043	-
Glenncrest	11,771	-
Gordon	11,370	-
Haikey	10,770	-
Hamblen	12,570	4,122
Hancock	12,270	-
Hardman	15,163	-
Haven	6,696	3,023
Haverhill	17,845	-
Haybridge	8,380	-
Hedgecrest	6,584	-
Helmerich	10,770	751
Hermanos	9,283	7,062
Holmes	8,370	2,790
Johnson	-	-
Keystone	11,552	-
Laurel	10,940	-
Layla	11,375	-
Liberty	11,782	1,516
Lithonia	5,719	-
Lola	12,720	-
Lucas	12,270	1,227
Macomber	12,685	2,250
Mallard	10,470	1,858
Marcy	7,622	-
Meridian	11,100	1,449
Montgomery	6,754	-
Northbrook	5,685	-
Northridge	3,899	-
Oakland	6,809	-
Palmore	8,520	1,420
Pebblestone	10,474	-
Perdita	11,970	-
Phoebe	6,720	-
Pongo	12,570	-
Portsmouth	10,770	2,664
Rachel	6,795	-
Ratliff	8,480	-
Riverwood	12,240	-
Roanoke	17,269	-
Ross	13,611	-
Sansa	8,370	-
Sedgefield	6,666	-
Sheezy	10,920	9,100
Sherwood	8,370	-
Summerglen	10,770	1,520
Tansel	14,370	-
Thomas	10,968	2,703
Tytus	12,270	-
Vanzant	10,552	-
Watson	8,370	-
Westhaven	14,140	1,953
Wheeler	9,894	2,394
Williamson	11,100	-
Woodland	7,770	43
Woodwind	10,157	1,695
Wynde	11,745	-
Wyndhurst	11,970	-
Zane	7,650	-
	$883,815	$89,449

Operating Expenses

The company incurred the following operating expenses during the six months ended June 30, 2024 and the period January 4, 2023 (date of inception) through June 30, 2023. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, legal fees, other professional fees, depreciation, and repair and maintenance costs.

Upon closing, each individual series becomes responsible to fund its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2024 and 2023:

Operating Expenses
	June 30, 2024			June 30, 2023
Series Name	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Antares	$5,524	$4,257	$9,781	$8,962	$-	$8,962
Aramis	7,150	4,123	11,273	1,437	-	1,437
Arkoma	3,935	3,245	7,179	3,419	541	3,960
Arya	5,073	2,466	7,539	-	-	-
Aspen	11,028	3,679	14,707	6,915	1,227	8,142
Athos	8,405	4,578	12,983	2,573	-	2,573
Barclay	6,795	4,208	11,003	2,308	701	3,009
Bean	8,053	4,029	12,082	-	-	-
Bennett	5,297	2,910	8,207	7,020	970	7,990
Benny	6,721	3,503	10,224	5,862	1,168	7,030
Bluebell	5,521	4,108	9,628	1,999	-	1,999
Bowling	4,009	2,862	6,871	7,855	1,431	9,286
Bradford	5,286	4,180	9,467	2,112	697	2,809
Brookwood	5,418	3,854	9,271	7,632	1,285	8,917
Bryant	7,170	4,392	11,562	13,636	641	14,277
Caden	10,344	3,437	13,782	17,265	1,719	18,984
Camellia	6,445	4,811	11,255	6,432	1,167	7,599
Caterpillar	6,825	4,124	10,949	6,295	-	6,295
Chilhowee	5,035	4,471	9,505	14,885	3,725	18,610
Claremore	7,204	3,232	10,437	4,765	539	5,304
Collinison	6,399	4,152	10,551	-	-	-
Cordero	5,168	3,860	9,028	16,106	579	16,685
Cristalino	15,905	4,225	20,130	16,490	2,113	18,603
Ellie	8,316	3,948	12,264	-	-	-
Emelina	5,291	4,121	9,412	16,892	1,712	18,604
Ethan	7,721	3,277	10,998	5,544	443	5,987
Frances	8,396	3,198	11,594	-	-	-
Glenncrest	7,615	3,991	11,606	-	-	-
Gordon	5,771	3,512	9,284	4,967	585	5,552
Haikey	5,041	3,368	8,408	4,724	-	4,724
Hamblen	4,061	3,527	7,588	14,337	1,175	15,512
Hancock	5,649	4,227	9,876	8,826	618	9,444
Hardman	7,401	5,326	12,727	-	-	-
Haven	3,545	2,549	6,094	16,302	1,275	17,577
Haverhill	5,493	3,225	8,718	7,662	1,075	8,737
Haybridge	6,227	4,931	11,158	-	-	-
Hedgecrest	7,123	4,931	12,054	-	-	-
Helmerich	4,327	3,462	7,789	4,860	578	5,438
Hermanos	8,092	5,914	14,006	15,223	2,822	18,045
Holmes	2,674	2,419	5,093	5,852	806	6,658
Johnson	3,430	-	3,430	-	-	-
Keystone	7,910	3,987	11,897	-	-	-
Laurel	12,183	3,087	15,270	-	-	-
Layla	11,213	4,453	15,666	-	-	-
Liberty	11,041	4,170	15,211	4,419	575	4,994
Lithonia	20,558	4,426	24,984	7,446	1,296	8,742
Lola	6,301	4,144	10,445	-	-	-
Lucas	6,970	3,503	10,473	11,411	584	11,995
Macomber	8,554	4,286	12,840	2,553	-	2,553
Mallard	7,511	2,862	10,373	4,702	477	5,179
Marcy	5,952	2,466	8,418	-	-	-
Meridian	7,403	4,206	11,609	2,666	606	3,272
Montgomery	11,688	3,267	14,956	5,228	938	6,166
Northbrook	6,976	3,872	10,848	-	-	-
Northridge	9,073	2,946	12,019	-	-	-
Oakland	6,558	4,222	10,780	-	-	-
Palmore	7,558	3,455	11,013	5,265	1,378	6,643
Pebblestone	7,789	3,868	11,657	-	-	-
Perdita	5,694	4,560	10,254	1,875	760	2,635
Phoebe	10,631	3,182	13,813	-	-	-
Pongo	6,743	4,560	11,303	2,550	760	3,310
Portsmouth	5,257	2,932	8,189	13,057	978	14,035
Rachel	10,116	3,972	14,087	-	-	-
Ratliff	10,411	4,394	14,805	-	-	-
Riverwood	5,403	5,020	10,424	3,329	658	3,987
Roanoke	4,307	4,604	8,911	1,569	-	1,569
Ross	9,402	4,582	13,984	-	-	-
Sansa	3,550	2,466	6,016	-	-	-
Sedgefield	8,727	2,007	10,734	-	-	-
Sheezy	6,556	3,215	9,772	11,013	2,679	13,692
Sherwood	2,779	2,398	5,178	1,553	400	1,953
Summerglen	4,383	3,330	7,713	6,180	1,110	7,290
Tansel	8,640	4,476	13,116	2,975	746	3,721
Thomas	5,032	3,015	8,046	9,029	1,005	10,034
Tytus	5,071	3,579	8,650	2,983	597	3,580
Vanzant	14,915	4,052	18,967	-	-	-
Watson	2,435	2,419	4,855	7,582	806	8,388
Westhaven	9,444	3,508	12,952	8,663	1,170	9,833
Wheeler	3,783	2,864	6,648	7,824	955	8,779
Williamson	4,039	3,940	7,979	4,218	-	4,218
Woodland	3,357	2,927	6,284	9,264	367	9,631
Woodwind	9,271	3,504	12,775	9,736	1,168	10,904
Wynde	6,146	4,024	10,170	19,458	572	20,030
Wyndhurst	11,039	4,257	15,296	-	-	-
Zane	3,338	2,241	5,578	4,031	-	4,031
	$600,592	$313,879	$914,471	$429,736	$50,177	$479,913

Other Expenses (Income)

During the six months ended June 30, 2024 and the period January 4, 2023 through June 30, 2023, some series incurred interest expenses, including mortgage interest and amortization of loan fees. The following table summarizes the total of such expenses incurred by each series:

OTHER EXPENSES
Series Name	June 30, 2024	June 30, 2023
Antares	$-	$-
Aramis	-	-
Arkoma	-	-
Arya	-	-
Aspen	-	-
Athos	-	-
Barclay	-	-
Bean	-	-
Bennett	-	-
Benny	-	-
Bluebell	-	-
Bowling	-	3,040
Bradford	-	-
Brookwood	-	-
Bryant	-	-
Caden	-	3,939
Camellia	-	-
Caterpillar	-	-
Chilhowee	-	-
Claremore	-	-
Collinison	-	-
Cordero	-	-
Cristalino	-	6,825
Ellie	-	-
Emelina	-	-
Ethan	-	-
Frances	-	-
Glenncrest	6,314	-
Gordon	-	-
Haikey	-	-
Hamblen	-	-
Hancock	-	-
Hardman	-	-
Haven	-	4,253
Haverhill	-	-
Haybridge	-	-
Hedgecrest	-	-
Helmerich	-	-
Hermanos	-	-
Holmes	-	-
Johnson	191	-
Keystone	-	-
Laurel	7,746	-
Layla	-	-
Liberty	-	-
Lithonia	-	-
Lola	-	-
Lucas	-	-
Macomber	-	-
Mallard	-	-
Marcy	-	-
Meridian	-	-
Montgomery	(6,998)	-
Northbrook	-	-
Northridge	-	-
Oakland	7,656	-
Palmore	-	-
Pebblestone	-	-
Perdita	-	-
Phoebe	6,011	-
Pongo	-	-
Portsmouth	-	-
Rachel	-	-
Ratliff	-	-
Riverwood	-	-
Roanoke	-	-
Ross	-	-
Sansa	-	-
Sedgefield	7,917	-
Sheezy	-	-
Sherwood	-	-
Summerglen	-	-
Tansel	-	-
Thomas	-	-
Tytus	-	-
Vanzant	-	-
Watson	-	-
Westhaven	-	-
Wheeler	-	-
Williamson	-	-
Woodland	-	-
Woodwind	-	-
Wynde	-	-
Wyndhurst	-	-
Zane	-	-
	$28,836	$18,057

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2024 and 2023:

Cash & Cash Equivalents
Series Name	June 30, 2024	June 30, 2023
Antares	$16,623	$-
Aramis	12,427	-
Arkoma	26,145	-
Arya	11,256	-
Aspen	4,018	18,445
Athos	15,432	-
Barclay	28,936	300
Bean	16,857	-
Bennett	10,194	14,679
Benny	8,409	20,708
Bluebell	27,013	-
Bowling	8,379	16,405
Bradford	28,340	300
Brookwood	9,487	18,776
Bryant	11,258	20,590
Caden	10,466	12,039
Camellia	11,257	26,706
Caterpillar	19,917	137
Chilhowee	23,015	17,031
Claremore	12,906	17,825
Collinison	23,438	-
Cordero	20,558	47,201
Cristalino	9,728	18,301
Ellie	12,958	-
Emelina	3,234	1,845
Ethan	3,849	19,312
Frances	20,960	-
Glenncrest	18,419	-
Gordon	19,530	-
Haikey	17,920	17,904
Hamblen	16,077	21,724
Hancock	7,963	22,550
Hardman	21,325	-
Haven	9	11,542
Haverhill	11,998	15,153
Haybridge	23,442	-
Hedgecrest	23,414	-
Helmerich	21,581	17,959
Hermanos	1,278	19,435
Holmes	14,736	17,262
Johnson	-	-
Keystone	18,897	-
Laurel	24,092	-
Layla	17,971	-
Liberty	11,891	-
Lithonia	9,279	20,750
Lola	22,569	-
Lucas	21,369	-
Macomber	15,211	-
Mallard	17,842	-
Marcy	13,554	-
Meridian	7,621	929
Montgomery	12,440	20,303
Northbrook	17,710	-
Northridge	27,043	-
Oakland	3,348	-
Palmore	2,819	20,390
Pebblestone	17,509	-
Perdita	25,798	300
Phoebe	19,821	-
Pongo	27,673	300
Portsmouth	12,100	15,199
Rachel	20,240	-
Ratliff	16,857	-
Riverwood	12,535	936
Roanoke	27,081	-
Ross	26,242	-
Sansa	15,349	-
Sedgefield	-	-
Sheezy	17,951	16,998
Sherwood	11,038	-
Summerglen	10,554	17,311
Tansel	9,201	-
Thomas	13,481	15,301
Tytus	23,066	-
Vanzant	17,827	-
Watson	16,109	17,262
Westhaven	13,708	17,076
Wheeler	17,896	19,949
Williamson	24,323	-
Woodland	5,938	-
Woodwind	5,690	17,667
Wynde	346	22,291
Wyndhurst	25,252	-
Zane	20,105	-
	$1,302,096	$637,091

Plan of Operations

We intend to hold and manage the series properties for five to seven years during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 3, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF JUNE 30, 2024 (UNAUDITED)	F-2
CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2023 (AUDITED)	F-12
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)	F-22
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023 (UNAUDITED)	F-32
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)	F-39
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023 (UNAUDITED)	F-49
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)	F-56
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023 (UNAUDITED)	F-66
NOTES TO CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-73

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bean	Bennett
ASSETS
Current assets:
Cash	$16,623	$12,427	$26,145	$11,256	$4,018	$15,432	$28,936	$16,857	$10,194
Other receivables	-	-	-	-	-	-	354	-	-
Prepaid expenses	104	101	82	-	234	101	102	-	196
Due from third party property manager	1,871	1,720	1,431	1,415	2,164	738	1,925	80	1,685
Total current assets	18,598	14,248	27,657	12,671	6,416	16,271	31,317	16,937	12,075
Due from related parties	-	-	-	-	-	-	-	-	-
Property and equipment, net	303,651	294,112	230,916	177,998	261,206	289,938	299,467	290,066	206,612
Deposits	2,395	3,790	1,595	1,395	1,795	4,190	-	2,145	1,695
Total assets	$324,644	$312,150	$260,168	$192,064	$269,417	$310,399	$330,785	$309,148	$220,382

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,788	$4,738	$4,130	$2,669	$4,557	$5,796	$4,809	$6,022	$3,361
Accounts payable	-	-	-	-	100	-	-	-	-
Due to third party property manager	-	-	-	-	-	-	-	-	-
Due to (from) related parties	2,811	2,826	2,772	2,543	3,389	3,072	3,207	3,084	2,961
Total Current liabilities	7,599	7,564	6,901	5,212	8,045	8,869	8,016	9,106	6,322
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Tenant deposits	2,395	3,790	1,595	1,395	1,795	4,190	-	2,145	1,695
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	9,994	11,354	8,496	6,607	9,840	13,059	8,016	11,251	8,017
Members’ equity (deficit)
Members’ capital	330,464	320,881	251,798	198,801	282,337	310,616	321,544	308,101	216,892
Retained earnings (accumulated deficit)	(15,813)	(20,085)	(126)	(13,344)	(22,760)	(13,276)	1,225	(10,204)	(4,527)
Total members’ equity (deficit)	314,651	300,796	251,671	185,457	259,577	297,340	322,769	297,898	212,365
Total liabilities and members’ equity (deficit)	$324,644	$312,150	$260,168	$192,064	$269,417	$310,399	$330,785	$309,148	$220,382

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar
ASSETS
Current assets:
Cash	$8,409	$27,013	$8,379	$28,340	$9,487	$11,258	$10,466	$11,257	$19,917
Other receivables	356	-	-	354	-	-	-	-	-
Prepaid expenses	952	101	769	102	257	95	607	258	(0)
Due from third party property manager	1,708	1,968	2,558	1,784	2,035	1,883	1,683	2,830	1,810
Total current assets	11,425	29,081	11,707	30,580	11,779	13,236	12,756	14,345	21,727
Due from related parties	-	-	-	-	-	-	-	-	-
Property and equipment, net	248,713	293,011	202,720	297,605	273,615	278,001	243,482	258,521	294,166
Deposits	1,795	2,345	-	2,145	1,795	2,095	1,695	1,795	1,795
Total assets	$261,933	$324,437	$214,427	$330,330	$287,189	$293,332	$257,932	$274,661	$317,688

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,638	$4,784	$3,678	$5,576	$4,145	$5,099	$3,541	$4,350	$4,678
Accounts payable	300	-	-	-	300	300	-	-	-
Due to third party property manager	-	-	-	-	-	-	-	-	-
Due to (from) related parties	3,367	4,091	2,696	3,033	3,466	3,444	14,895	3,384	2,971
Total Current liabilities	8,306	8,875	6,373	8,609	7,911	8,843	18,435	7,735	7,649
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Tenant deposits	1,795	2,345	-	2,145	1,795	2,095	1,695	1,795	1,795
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	10,101	11,220	6,373	10,754	9,706	10,938	20,130	9,530	9,444
Members’ equity (deficit)
Members’ capital	266,272	315,271	210,012	326,646	286,478	290,289	257,280	266,761	328,013
Retained earnings (accumulated deficit)	(14,439)	(2,054)	(1,958)	(7,071)	(8,995)	(7,895)	(19,478)	(1,629)	(19,768)
Total members’ equity (deficit)	251,833	313,217	208,054	319,576	277,483	282,394	237,802	265,132	308,244
Total liabilities and members’ equity (deficit)	$261,933	$324,437	$214,427	$330,330	$287,189	$293,332	$257,932	$274,661	$317,688

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances
ASSETS
Current assets:
Cash	$23,015	$12,906	$23,438	$20,558	$9,728	$12,958	$3,234	$3,849	$20,960
Other receivables	-	1,378	-	-	-	-	-	-	-
Prepaid expenses	673	79	-	161	384	-	261	138	-
Due from third party property manager	2,447	1,068	2,233	2,002	2,345	-	1,112	351	1,921
Total current assets	26,135	15,431	25,670	22,720	12,457	12,958	4,607	4,338	22,881
Due from related parties	-	-	-	-	-	-	-	-	-
Property and equipment, net	314,176	230,027	299,436	267,531	299,280	284,281	247,869	194,230	277,349
Deposits	2,495	3,143	2,345	2,495	2,995	2,445	2,195	1,475	2,245
Total assets	$342,806	$248,601	$327,452	$292,746	$314,732	$299,685	$254,671	$200,043	$302,475

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,508	$3,692	$5,527	$4,757	$3,993	$5,743	$3,062	$2,475	$4,660
Accounts payable	-	300	-	-	100	-	-	-	-
Due to third party property manager	-	-	-	-	-	1,027	-	-	-
Due to (from) related parties	4,657	3,335	3,435	3,779	25,845	2,054	3,225	6,836	2,633
Total Current liabilities	10,166	7,327	8,961	8,536	29,938	8,824	6,287	9,311	7,293
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Tenant deposits	2,495	3,143	2,345	2,495	2,995	2,445	2,195	1,475	2,245
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	12,661	10,469	11,306	11,031	32,933	11,269	8,482	10,786	9,538
Members’ equity (deficit)
Members’ capital	325,149	244,780	321,871	290,331	331,979	303,437	255,833	207,949	296,787
Retained earnings (accumulated deficit)	4,996	(6,648)	(5,726)	(8,617)	(50,179)	(15,021)	(9,644)	(18,692)	(3,850)
Total members’ equity (deficit)	330,145	238,132	316,146	281,714	281,799	288,416	246,189	189,257	292,937
Total liabilities and members’ equity (deficit)	$342,806	$248,601	$327,452	$292,746	$314,732	$299,685	$254,671	$200,043	$302,475

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill	Haybridge
ASSETS
Current assets:
Cash	$18,419	$19,530	$17,920	$16,077	$7,963	$21,325	$9	$11,998	$23,442
Other receivables	-	-	966	-	-	-	-	-	-
Prepaid expenses	-	176	-	635	93	-	882	257	-
Due from third party property manager	1,927	1,750	1,762	2,018	2,165	2,246	-	1,917	2,012
Total current assets	20,346	21,456	20,648	18,730	10,221	23,571	891	14,172	25,454
Due from related parties	1,775	-	-	-	-	-	-	-	-
Property and equipment, net	288,018	249,947	240,220	250,392	268,123	385,232	180,555	228,944	355,840
Deposits	3,990	1,895	1,795	2,095	2,045	2,495	-	1,745	2,095
Total assets	$314,129	$273,298	$262,663	$271,217	$280,389	$411,298	$181,446	$244,861	$383,389

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,276	$4,963	$4,699	$5,540	$4,024	$5,722	$889	$3,563	$6,001
Accounts payable	-	-	-	300	800	-	-	-	-
Due to third party property manager	-	-	-	-	-	-	670	-	-
Due to (from) related parties	-	2,860	3,261	3,517	3,475	3,853	2,588	3,045	3,556
Total Current liabilities	4,276	7,823	7,960	9,356	8,300	9,575	4,147	6,608	9,557
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Tenant deposits	3,990	1,895	1,795	2,095	2,045	2,495	-	1,745	2,095
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	8,266	9,718	9,755	11,451	10,345	12,070	4,147	8,353	11,652
Members’ equity (deficit)
Members’ capital	314,986	273,417	254,736	265,541	282,267	404,156	190,841	246,938	382,752
Retained earnings (accumulated deficit)	(9,123)	(9,837)	(1,827)	(5,776)	(12,223)	(4,928)	(13,542)	(10,429)	(11,015)
Total members’ equity (deficit)	305,863	263,580	252,909	259,765	270,044	399,228	177,299	236,509	371,738
Total liabilities and members’ equity (deficit)	$314,129	$273,298	$262,663	$271,217	$280,389	$411,298	$181,446	$244,861	$383,389

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone	Laurel	Layla	Liberty
ASSETS
Current assets:
Cash	$23,414	$21,581	$1,278	$14,736	$-	$18,897	$24,092	$17,971	$11,891
Other receivables	-	2,234	-	-	-	-	-	-	-
Prepaid expenses	-	84	1,320	110	-	-	-	-	86
Due from third party property manager	1,516	1,788	-	1,454	-	2,286	1,769	2,263	-
Total current assets	24,930	25,687	2,598	16,300	-	21,183	25,861	20,234	11,978
Due from related parties	-	-	-	-	-	-	1,346	-	-
Property and equipment, net	355,840	246,408	312,242	171,766	329,582	345,848	335,405	322,095	264,751
Deposits	1,995	2,095	-	1,395	-	2,295	2,295	2,695	2,395
Total assets	$382,766	$274,191	$314,839	$189,460	$329,582	$369,326	$364,907	$345,024	$279,124

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,948	$5,066	$2,061	$2,956	$906	$6,336	$4,451	$5,196	$3,629
Accounts payable	-	-	-	-	-	-	-	-	-
Due to third party property manager	-	-	500	-	2,723	-	-	-	14,151
Due to (from) related parties	3,497	3,339	2,837	2,771	23,912	2,979	-	4,013	2,214
Total Current liabilities	8,446	8,405	5,399	5,726	27,540	9,315	4,451	9,209	19,994
Mortgage payable, net	-	-	-	-	305,663	-	-	-	-
Tenant deposits	1,995	2,095	-	1,395	-	2,295	2,295	2,695	2,395
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	10,441	10,500	5,399	7,121	333,203	11,610	6,746	11,904	22,389
Members’ equity (deficit)
Members’ capital	385,963	264,786	322,867	183,240	-	364,231	370,238	345,654	266,750
Retained earnings (accumulated deficit)	(13,638)	(1,095)	(13,427)	(901)	(3,621)	(6,515)	(12,076)	(12,535)	(10,015)
Total members’ equity (deficit)	372,325	263,691	309,440	182,339	(3,621)	357,716	358,161	333,120	256,735
Total liabilities and members’ equity (deficit)	$382,766	$274,191	$314,839	$189,460	$329,582	$369,326	$364,907	$345,024	$279,124

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian	Montgomery	Northbrook
ASSETS
Current assets:
Cash	$9,279	$22,569	$21,369	$15,211	$17,842	$13,554	$7,621	$12,440	$17,710
Other receivables	-	-	-	-	-	-	-	-	-
Prepaid expenses	260	-	87	94	123	-	181	129	-
Due from third party property manager	2,327	2,041	1,720	1,403	761	1,344	1,733	-	1,696
Total current assets	11,865	24,610	23,176	16,708	18,726	14,898	9,535	12,569	19,406
Due from related parties	-	-	-	-	-	-	-	-	-
Property and equipment, net	286,306	299,761	254,953	273,691	203,665	177,998	266,627	212,958	280,065
Deposits	3,990	2,345	2,495	2,445	2,195	2,690	1,850	2,468	1,895
Total assets	$302,161	$326,716	$280,624	$292,844	$224,586	$195,586	$278,011	$227,994	$301,366

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,553	$4,977	$5,802	$5,862	$4,373	$4,034	$4,542	$2,872	$4,636
Accounts payable	300	-	-	-	-	-	-	-	-
Due to third party property manager	-	-	-	-	-	-	-	1,461	-
Due to (from) related parties	27,482	3,632	3,053	2,986	2,582	2,556	2,691	19,139	2,544
Total Current liabilities	31,335	8,609	8,855	8,848	6,955	6,591	7,233	23,472	7,181
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Tenant deposits	3,990	2,345	2,495	2,445	2,195	2,690	1,850	2,468	1,895
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	35,325	10,954	11,350	11,293	9,150	9,281	9,083	25,940	9,076
Members’ equity (deficit)
Members’ capital	304,928	321,611	274,184	293,203	219,490	198,801	283,155	223,578	303,969
Retained earnings (accumulated deficit)	(38,092)	(5,849)	(4,909)	(11,651)	(4,054)	(12,495)	(14,227)	(21,523)	(11,679)
Total members’ equity (deficit)	266,837	315,762	269,274	281,552	215,436	186,305	268,928	202,055	292,290
Total liabilities and members’ equity (deficit)	$302,161	$326,716	$280,624	$292,844	$224,586	$195,586	$278,011	$227,994	$301,366

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Northridge	Oakland	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel
ASSETS
Current assets:
Cash	$27,043	$3,348	$2,819	$17,509	$25,798	$19,821	$27,673	$12,100	$20,240
Other receivables	-	-	-	-	488	-	563	-	-
Prepaid expenses	-	-	1,190	-	110	-	110	134	-
Due from third party property manager	1,363	1,976	-	2,271	1,925	1,944	2,025	1,295	1,379
Total current assets	28,406	5,323	4,009	19,780	28,321	21,765	30,371	13,529	21,619
Due from related parties	-	-	-	-	-	-	-	-	-
Property and equipment, net	258,966	304,684	201,307	335,540	324,547	275,846	324,547	208,184	287,283
Deposits	2,543	2,445	1,645	2,795	1,995	2,145	3,143	2,693	3,093
Total assets	$289,914	$312,452	$206,961	$358,115	$354,863	$299,756	$358,061	$224,406	$311,994

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,002	$12,028	$3,009	$6,560	$5,882	$4,975	$4,637	$2,888	$5,378
Accounts payable	-	-	-	-	-	-	-	300	-
Due to third party property manager	-	-	44	-	-	-	-	-	-
Due to (from) related parties	2,407	16,050	2,565	2,875	3,153	2,844	3,286	3,704	3,062
Total Current liabilities	7,409	28,079	5,618	9,436	9,035	7,819	7,923	6,892	8,440
Mortgage payable, net	-	291,650	-	-	-	-	-	-	-
Tenant deposits	2,543	2,445	1,645	2,795	1,995	2,145	3,143	2,693	3,093
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	9,951	322,174	7,263	12,231	11,030	9,964	11,065	9,584	11,533
Members’ equity (deficit)
Members’ capital	290,980	6,287	211,173	353,337	352,178	306,617	351,976	222,741	311,760
Retained earnings (accumulated deficit)	(11,017)	(16,009)	(11,475)	(7,452)	(8,345)	(16,825)	(4,980)	(7,919)	(11,299)
Total members’ equity (deficit)	279,963	(9,722)	199,698	345,885	343,833	289,792	346,996	214,822	300,462
Total liabilities and members’ equity (deficit)	$289,914	$312,452	$206,961	$358,115	$354,863	$299,756	$358,061	$224,406	$311,994

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ratliff	Riverwood	Roanoke	Ross	Sansa	Sedgefield	Sheezy	Sherwood	Summerglen
ASSETS
Current assets:
Cash	$16,857	$12,535	$27,081	$26,242	$15,349	$-	$17,951	$11,038	$10,554
Other receivables	-	-	-	-	-	-	-	-	1,418
Prepaid expenses	-	98	111	-	-	-	181	64	149
Due from third party property manager	1,804	2,194	2,404	2,424	1,383	3,866	1,015	1,383	749
Total current assets	18,661	14,827	29,596	28,666	16,732	3,866	19,147	12,484	12,870
Due from related parties	-	-	-	-	-	-	-	-	-
Property and equipment, net	317,118	290,011	328,384	331,439	177,998	294,464	225,977	170,668	236,458
Deposits	2,345	1,995	2,495	2,545	1,395	3,243	2,045	1,395	1,795
Total assets	$338,125	$306,832	$360,475	$362,650	$196,125	$301,573	$247,169	$184,547	$251,123

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,204	$4,687	$1,497	$5,068	$3,258	$9,806	$4,252	$3,963	$3,627
Accounts payable	-	-	-	-	-	-	-	-	-
Due to third party property manager	-	-	-	-	-	-	-	-	-
Due to (from) related parties	3,625	2,621	5,636	3,741	2,608	50,509	3,597	2,335	3,467
Total Current liabilities	8,829	7,308	7,133	8,808	5,866	60,315	7,849	6,298	7,095
Mortgage payable, net	-	-	-	-	-	250,000	-	-	-
Tenant deposits	2,345	1,995	2,495	2,545	1,395	3,243	2,045	1,395	1,795
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	11,174	9,303	9,628	11,353	7,261	313,557	9,894	7,693	8,890
Members’ equity (deficit)
Members’ capital	342,306	318,008	353,340	355,852	196,253	-	235,241	192,675	248,756
Retained earnings (accumulated deficit)	(15,356)	(20,478)	(2,492)	(4,556)	(7,389)	(11,985)	2,034	(15,821)	(6,523)
Total members’ equity (deficit)	326,950	297,530	350,847	351,297	188,864	(11,985)	237,275	176,854	242,233
Total liabilities and members’ equity (deficit)	$338,125	$306,832	$360,475	$362,650	$196,125	$301,573	$247,169	$184,547	$251,123

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Tansel	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson	Woodland
ASSETS
Current assets:
Cash	$9,201	$13,481	$23,066	$17,827	$16,109	$13,708	$17,896	$24,323	$5,938
Other receivables	-	-	-	-	-	-	-	-	-
Prepaid expenses	110	203	89	-	110	158	129	174	84
Due from third party property manager	2,176	1,892	1,938	2,095	1,368	1,919	1,603	-	1,354
Total current assets	11,487	15,576	25,092	19,922	17,587	15,784	19,628	24,496	7,376
Due from related parties	-	-	-	-	-	-	-	-	-
Property and equipment, net	318,519	214,058	254,713	352,114	171,766	249,088	203,363	281,059	162,465
Deposits	2,395	1,795	2,495	2,695	1,395	3,243	1,649	3,543	1,295
Total assets	$332,401	$231,429	$282,300	$374,731	$190,748	$268,115	$224,641	$309,098	$171,136

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,328	$4,538	$4,417	$6,132	$3,841	$3,468	$3,475	$1,472	$2,414
Accounts payable	-	-	-	-	300	300	-	-	-
Due to third party property manager	-	-	-	-	-	-	-	339	-
Due to (from) related parties	3,245	3,052	4,829	3,196	2,774	5,194	2,958	5,561	1,870
Total Current liabilities	8,573	7,590	9,246	9,328	6,915	8,962	6,433	7,373	4,284
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Tenant deposits	2,395	1,795	2,495	2,695	1,395	3,243	1,649	3,543	1,295
Note payable, net	-	-	-	-	-	-	-	-	-
Total Liabilities	10,968	9,385	11,741	12,023	8,310	12,205	8,082	10,916	5,579
Members’ equity (deficit)
Members’ capital	348,659	222,941	275,084	377,675	186,701	261,859	215,956	299,221	175,777
Retained earnings (accumulated deficit)	(27,226)	(896)	(4,524)	(14,967)	(4,263)	(5,948)	603	(1,039)	(10,220)
Total members’ equity (deficit)	321,433	222,044	270,559	362,708	182,438	255,910	216,558	298,182	165,557
Total liabilities and members’ equity (deficit)	$332,401	$231,429	$282,300	$374,731	$190,748	$268,115	$224,641	$309,098	$171,136

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
ASSETS
Current assets:
Cash	$5,690	$346	$25,252	$20,105	$1,302,096
Other receivables	-	-	-	-	8,110
Prepaid expenses	234	86	-	60	13,859
Due from third party property manager	1,858	1,909	1,851	1,304	137,327
Total current assets	7,781	2,341	27,103	21,470	1,461,392
Due from related parties	-	-	-	-	3,121
Property and equipment, net	248,797	249,300	307,920	159,838	22,611,634
Deposits	1,695	2,645	1,995	1,275	181,847
Total assets	$258,273	$254,286	$337,018	$182,582	$24,257,994

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,929	$3,598	$6,025	$3,798	$380,812
Accounts payable	-	-	-	-	3,700
Due to third party property manager	-	-	-	-	20,915
Due to (from) related parties	3,271	3,032	3,338	1,958	424,552
Total Current liabilities	7,200	6,630	9,363	5,756	829,979
Mortgage payable, net	-	-	-	-	847,313
Tenant deposits	1,695	2,645	1,995	1,275	181,847
Note payable, net	-	-	-	-	-
Total Liabilities	8,895	9,275	11,358	7,031	1,859,139
Members’ equity (deficit)
Members’ capital	260,825	264,204	332,621	178,198	23,258,050
Retained earnings (accumulated deficit)	(11,447)	(19,193)	(6,961)	(2,647)	(859,195)
Total members’ equity (deficit)	249,378	245,011	325,660	175,551	22,398,855
Total liabilities and members’ equity (deficit)	$258,273	$254,286	$337,018	$182,582	$24,257,994

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bean	Bennett
ASSETS
Current assets:
Cash	$16,454	$17,696	$26,399	$19,482	$9,587	$22,229	$30,661	$17,617	$15,006
Prepaid expenses	426	416	363	-	522	1,014	420	-	431
Due from (to) third party property manager	2,389	(8,482)	4,630	(9,011)	39	(4,252)	6,129	(3,561)	1,385
Total current assets	19,269	9,630	31,392	10,471	10,148	18,991	37,210	14,056	16,822
Due to (from) related parties	-	-	-	998	-	191	-	930	-
Property and equipment, net	307,908	298,235	234,160	180,464	264,885	294,516	303,675	294,095	209,522
Deposits	1,895	3,790	1,595	1,395	-	4,190	-	2,145	1,695
Total assets	$329,073	$311,654	$267,147	$193,329	$275,033	$317,888	$340,885	$311,226	$228,039

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,385	$1,725	$6,647	$2,227	$1,725	$9,149	$5,361	$3,685	$4,738
Accounts payable	-	-	-	-	-	-	32	-	-
Due to (from) related parties	1,894	184	3,105	-	1,870	-	6,017	-	4,926
Total Current liabilities	7,279	1,909	9,752	2,227	3,595	9,149	11,409	3,685	9,664
Tenant deposits	1,895	3,790	1,595	1,395	-	4,190	-	2,145	1,695
Total Liabilities	9,174	5,699	11,347	3,622	3,595	13,339	11,409	5,830	11,359

Members’ equity (deficit)
Members’ capital	337,601	327,037	258,317	203,882	286,498	317,411	329,217	316,389	223,169
Retained earnings (accumulated deficit)	(17,703)	(21,082)	(2,517)	(14,175)	(15,059)	(12,863)	258	(10,992)	(6,490)
Total members’ equity (deficit)	319,898	305,955	255,800	189,707	271,438	304,549	329,476	305,397	216,679
Total liabilities and members’ equity (deficit)	$329,073	$311,654	$267,147	$193,329	$275,033	$317,888	$340,885	$311,226	$228,039

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar
ASSETS
Current assets:
Cash	$12,309	$22,871	$15,852	$20,297	$13,170	$11,462	$10,861	$20,502	$19,632
Prepaid expenses	1,503	445	1,049	418	553	984	929	586	979
Due from (to) third party property manager	2,305	6,086	7,957	5,619	2,049	6,065	4,846	(410)	546
Total current assets	16,117	29,402	24,859	26,335	15,772	18,511	16,636	20,678	21,158
Due to (from) related parties	-	-	-	1,642	-	-	-	-	-
Property and equipment, net	252,216	297,119	205,582	301,785	277,469	282,393	246,919	263,332	298,290
Deposits	1,795	2,095	1,869	1,895	1,795	2,049	1,695	1,795	1,795
Total assets	$270,129	$328,616	$232,309	$331,657	$295,035	$302,953	$265,249	$285,805	$321,243

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$6,395	$5,631	$4,403	$4,977	$5,015	$10,376	$4,369	$5,422	$4,584
Accounts payable	-	-	-	-	-	-	-	-	-
Due to (from) related parties	3,736	2,562	14,907	-	5,816	1,956	12,309	5,546	651
Total Current liabilities	10,131	8,193	19,310	4,977	10,830	12,332	16,678	10,968	5,235
Tenant deposits	1,795	2,095	1,869	1,895	1,795	2,049	1,695	1,795	1,795
Total Liabilities	11,926	10,288	21,179	6,872	12,625	14,381	18,373	12,763	7,030

Members’ equity (deficit)
Members’ capital	273,188	323,473	215,393	333,909	293,354	297,474	262,743	274,186	333,803
Retained earnings (accumulated deficit)	(14,985)	(5,146)	(4,262)	(9,124)	(10,943)	(8,903)	(15,866)	(1,144)	(19,590)
Total members’ equity (deficit)	258,203	318,328	211,130	324,785	282,410	288,572	246,877	273,042	314,213
Total liabilities and members’ equity (deficit)	$270,129	$328,616	$232,309	$331,657	$295,035	$302,953	$265,249	$285,805	$321,243

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances
ASSETS
Current assets:
Cash	$20,622	$17,900	$2,979	$19,302	$7,769	$17,548	$5,191	$2,375	$-
Prepaid expenses	1,011	587	-	436	709	-	583	403	-
Due from (to) third party property manager	9,467	6,225	(2,685)	5,634	2,589	(3,395)	5,331	3,263	(1,012)
Total current assets	31,100	24,713	294	25,372	11,068	14,152	11,106	6,041	(1,012)
Due to (from) related parties	-	-	19,911	-	-	289	-	-	-
Property and equipment, net	318,646	233,259	303,588	271,391	303,505	288,230	251,990	197,507	280,547
Deposits	2,495	2,543	2,095	2,495	-	-	2,195	1,475	-
Total assets	$352,241	$260,515	$325,887	$299,257	$314,573	$302,671	$265,291	$205,023	$279,535

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$9,804	$6,513	$2,091	$7,245	$2,871	$2,821	$4,339	$3,828	$1,725
Accounts payable	-	-	-	-	-	-	-	-	-
Due to (from) related parties	6,357	4,570	-	2,362	18,154	-	8,397	4,438	280,820
Total Current liabilities	16,162	11,083	2,091	9,607	21,025	2,821	12,736	8,266	282,545
Tenant deposits	2,495	2,543	2,095	2,495	-	-	2,195	1,475	-
Total Liabilities	18,657	13,625	4,186	12,102	21,025	2,821	14,931	9,741	282,545

Members’ equity (deficit)
Members’ capital	334,600	251,729	329,596	299,184	334,541	310,969	261,061	211,827	289
Retained earnings (accumulated deficit)	(1,015)	(4,839)	(7,895)	(12,028)	(40,993)	(11,119)	(10,702)	(16,544)	(3,299)
Total members’ equity (deficit)	333,585	246,890	321,701	287,156	293,548	299,850	250,360	195,283	(3,010)
Total liabilities and members’ equity (deficit)	$352,241	$260,515	$325,887	$299,257	$314,573	$302,671	$265,291	$205,023	$279,535

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill	Haybridge
ASSETS
Current assets:
Cash	$-	$17,148	$18,832	$14,963	$7,185	$20,323	$8,774	$4,238	$25,648
Prepaid expenses	-	452	333	911	381	-	1,140	513	-
Due from (to) third party property manager	(299)	5,334	5,457	5,982	4,796	(2,634)	4,116	(109)	(2,314)
Total current assets	(299)	22,934	24,621	21,856	12,362	17,688	14,030	4,642	23,334
Due to (from) related parties	-	-	-	-	-	-	-	-	1,064
Property and equipment, net	292,009	253,459	243,587	253,919	272,350	390,558	183,104	232,169	360,771
Deposits	-	1,895	1,795	2,095	2,045	2,495	1,395	1,745	-
Total assets	$291,710	$278,287	$270,004	$277,870	$286,757	$410,741	$198,530	$238,556	$385,170

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,078	$5,074	$6,500	$7,549	$4,932	$1,918	$3,900	$1,725	$2,543
Accounts payable	-	-	-	-	-	-	-	-	-
Due to (from) related parties	292,606	2,580	4,503	5,450	4,665	103	13,666	4,241	-
Total Current liabilities	294,684	7,653	11,003	12,999	9,597	2,021	17,567	5,966	2,543
Tenant deposits	-	1,895	1,795	2,095	2,045	2,495	1,395	1,745	-
Total Liabilities	294,684	9,548	12,798	15,094	11,642	4,516	18,962	7,711	2,543

Members’ equity (deficit)
Members’ capital	-	280,662	261,394	273,534	289,731	413,590	193,712	250,402	390,863
Retained earnings (accumulated deficit)	(2,974)	(11,923)	(4,189)	(10,758)	(14,616)	(7,364)	(14,144)	(19,557)	(8,237)
Total members’ equity (deficit)	(2,974)	268,739	257,206	262,776	275,115	406,226	179,568	230,845	382,626
Total liabilities and members’ equity (deficit)	$291,710	$278,287	$270,004	$277,870	$286,757	$410,741	$198,530	$238,556	$385,170

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Hedgecrest	Helmerich	Hermanos	Holmes	Keystone	Layla	Liberty	Lithonia	Lola
ASSETS
Current assets:
Cash	$25,648	$18,024	$20,497	$16,072	$20,391	$25,430	$8,847	$18,089	$23,293
Prepaid expenses	-	630	1,645	330	-	-	879	559	-
Due from (to) third party property manager	(2,245)	7,388	7,085	4,034	(1,340)	(3,124)	5,263	134	(3,040)
Total current assets	23,403	26,043	29,228	20,436	19,051	22,306	14,989	18,781	20,253
Due to (from) related parties	1,064	-	-	-	-	-	4,196	-	-
Property and equipment, net	360,771	249,871	318,156	174,185	349,835	326,548	255,173	279,987	303,905
Deposits	-	1,795	2,395	1,395	-	-	1,895	-	2,095
Total assets	$385,239	$277,708	$349,779	$196,015	$368,886	$348,854	$276,252	$298,769	$326,253

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,543	$6,895	$6,281	$6,153	$1,725	$2,100	$9,485	$5,042	$2,072
Accounts payable	-	-	-	-	-	-	-	-	-
Due to (from) related parties	-	1,498	24,763	3,592	638	538	-	5,046	587
Total Current liabilities	2,543	8,392	31,043	9,745	2,363	2,637	9,485	10,088	2,659
Tenant deposits	-	1,795	2,395	1,395	-	-	1,895	-	2,095
Total Liabilities	2,543	10,187	33,438	11,140	2,363	2,637	11,380	10,088	4,754

Members’ equity (deficit)
Members’ capital	390,863	271,597	325,045	189,053	372,691	354,460	271,459	307,508	329,623
Retained earnings (accumulated deficit)	(8,168)	(4,076)	(8,704)	(4,177)	(6,169)	(8,243)	(6,586)	(18,827)	(8,124)
Total members’ equity (deficit)	382,695	267,521	316,341	184,876	366,522	346,216	264,873	288,681	321,499
Total liabilities and members’ equity (deficit)	$385,239	$277,708	$349,779	$196,015	$368,886	$348,854	$276,252	$298,769	$326,253

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Lucas	Macomber	Mallard	Marcy	Meridian	Montgomery	Northbrook	Northridge	Oakland
ASSETS
Current assets:
Cash	$14,661	$16,032	$22,147	$19,502	$14,399	$9,225	$22,111	$-	$474
Prepaid expenses	997	962	404	-	519	408	-	-	-
Due from (to) third party property manager	5,873	5,357	3,226	(6,535)	4,436	(3,740)	(1,053)	(819)	(763)
Total current assets	21,531	22,351	25,778	12,967	19,354	5,893	21,058	(819)	(289)
Due to (from) related parties	6,369	-	-	993	-	-	-	-	-
Property and equipment, net	258,455	277,976	206,527	180,464	262,257	202,635	283,937	261,912	308,906
Deposits	2,495	1,995	2,195	-	1,850	-	-	-	-
Total assets	$288,850	$302,322	$234,499	$194,424	$283,461	$208,527	$304,995	$261,093	$308,617

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$10,842	$10,266	$5,240	$2,222	$5,196	$1,725	$2,068	$1,725	$2,169
Accounts payable	-	-	-	-	-	-	-	-	-
Due to (from) related parties	-	929	5,395	-	37	1,420	672	262,264	310,829
Total Current liabilities	10,842	11,195	10,635	2,222	5,233	3,145	2,740	263,989	312,998
Tenant deposits	2,495	1,995	2,195	-	1,850	-	-	-	-
Total Liabilities	13,337	13,190	12,830	2,222	7,083	3,145	2,740	263,989	312,998

Members’ equity (deficit)
Members’ capital	282,220	300,629	225,821	203,902	290,096	225,702	308,771	-	-
Retained earnings (accumulated deficit)	(6,707)	(11,497)	(4,151)	(11,699)	(13,717)	(20,319)	(6,516)	(2,896)	(4,381)
Total members’ equity (deficit)	275,513	289,132	221,670	192,203	276,379	205,383	302,255	(2,896)	(4,381)
Total liabilities and members’ equity (deficit)	$288,850	$302,322	$234,499	$194,424	$283,461	$208,527	$304,995	$261,093	$308,617

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel	Ratliff	Riverwood
ASSETS
Current assets:
Cash	$20,957	$19,914	$20,883	$-	$23,895	$15,915	$-	$24,017	$10,050
Prepaid expenses	1,461	-	451	-	451	371	-	-	402
Due from (to) third party property manager	(9,418)	(1,439)	5,062	(660)	6,599	2,628	(961)	(2,521)	2,209
Total current assets	13,001	18,475	26,396	(660)	30,945	18,914	(961)	21,496	12,661
Due to (from) related parties	-	-	-	-	-	-	-	-	-
Property and equipment, net	204,763	339,409	329,108	279,028	329,108	211,116	291,255	321,513	295,031
Deposits	1,645	-	1,995	-	3,143	2,693	-	2,095	1,995
Total assets	$219,409	$357,883	$357,499	$278,368	$363,196	$232,723	$290,294	$345,104	$309,687

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,384	$1,725	$5,255	$1,725	$5,644	$7,169	$2,051	$2,389	$5,236
Accounts payable	-	-	-	-	-	-	-	-	-
Due to (from) related parties	6,477	643	642	280,364	960	3,370	291,712	379	725
Total Current liabilities	10,861	2,368	5,897	282,089	6,604	10,539	293,764	2,767	5,961
Tenant deposits	1,645	-	1,995	-	3,143	2,693	-	2,095	1,995
Total Liabilities	12,506	2,368	7,892	282,089	9,747	13,231	293,764	4,862	7,956

Members’ equity (deficit)
Members’ capital	215,885	361,784	359,668	-	359,695	229,991	536	349,272	324,025
Retained earnings (accumulated deficit)	(8,982)	(6,269)	(10,061)	(3,721)	(6,246)	(10,500)	(4,006)	(9,031)	(22,294)
Total members’ equity (deficit)	206,903	355,515	349,607	(3,721)	353,449	219,491	(3,470)	340,241	301,731
Total liabilities and members’ equity (deficit)	$219,409	$357,883	$357,499	$278,368	$363,196	$232,723	$290,294	$345,104	$309,687

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Roanoke	Ross	Sansa	Sheezy	Sherwood	Summerglen	Tansel
ASSETS
Current assets:
Cash	$22,821	$-	$19,502	$18,930	$16,955	$12,041	$18,170
Prepaid expenses	457	-	-	434	284	674	806
Due from (to) third party property manager	4,065	(1,016)	(4,521)	5,385	(7,443)	6,228	(10,441)
Total current assets	27,343	(1,016)	14,980	24,749	9,796	18,943	8,535
Due to (from) related parties	-	-	941	-	1,385	-	3,030
Property and equipment, net	332,988	336,021	180,464	229,192	173,066	239,788	322,994
Deposits	2,495	-	-	2,045	1,395	1,795	2,395
Total assets	$362,825	$335,005	$196,386	$255,986	$185,641	$260,526	$336,955

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$8,634	$1,990	$4,646	$8,100	$5,372	$7,274	$5,957
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	120	336,661	-	2,198	-	5,254	-
Total Current liabilities	8,755	338,651	4,646	10,298	5,372	12,528	5,957
Tenant deposits	2,495	-	-	2,045	1,395	1,795	2,395
Total Liabilities	11,250	338,651	4,646	12,343	6,767	14,323	8,352

Members’ equity (deficit)
Members’ capital	362,426	536	201,482	242,758	197,887	255,782	357,084
Retained earnings (accumulated deficit)	(10,850)	(4,182)	(9,743)	886	(19,013)	(9,579)	(28,481)
Total members’ equity (deficit)	351,576	(3,646)	191,739	243,643	178,874	246,203	328,603
Total liabilities and members’ equity (deficit)	$362,825	$335,005	$196,386	$255,986	$185,641	$260,526	$336,955

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson
ASSETS
Current assets:
Cash	$16,283	$19,860	$-	$15,170	$18,441	$18,711	$22,367
Prepaid expenses	445	368	-	330	432	409	473
Due from (to) third party property manager	1,789	5,598	(4,477)	4,151	3,448	4,769	6,321
Total current assets	18,517	25,827	(4,477)	19,652	22,320	23,890	29,161
Due to (from) related parties	-	-	-	-	-	-	-
Property and equipment, net	217,073	258,292	356,166	174,185	252,596	206,227	284,999
Deposits	1,795	1,995	-	1,395	3,243	1,649	3,293
Total assets	$237,385	$286,114	$351,688	$195,231	$278,159	$231,766	$317,453

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,829	$9,050	$1,725	$5,736	$7,520	$4,980	$7,922
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,124	924	356,515	3,263	4,455	5,140	2,569
Total Current liabilities	9,952	9,974	358,240	8,999	11,975	10,120	10,492
Tenant deposits	1,795	1,995	-	1,395	3,243	1,649	3,293
Total Liabilities	11,747	11,969	358,240	10,394	15,218	11,769	13,784

Members’ equity (deficit)
Members’ capital	229,456	282,289	-	192,616	270,078	222,641	307,829
Retained earnings (accumulated deficit)	(3,818)	(8,144)	(6,552)	(7,778)	(7,136)	(2,644)	(4,161)
Total members’ equity (deficit)	225,638	274,145	(6,552)	184,838	262,942	219,997	303,669
Total liabilities and members’ equity (deficit)	$237,385	$286,114	$351,688	$195,231	$278,159	$231,766	$317,453

ARRIVED HOMES 3, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
ASSETS
Current assets:
Cash	$3,099	$14,885	$4,736	$-	$18,061	$1,223,390
Prepaid expenses	316	506	411	-	295	35,608
Due from (to) third party property manager	3,865	1,582	5,976	(542)	3,732	120,179
Total current assets	7,280	16,973	11,124	(542)	22,087	1,379,176
Due to (from) related parties	995	-	-	-	-	43,999
Property and equipment, net	165,392	252,302	253,323	312,177	162,078	21,914,309
Deposits	1,295	1,695	1,895	-	1,275	121,579
Total assets	$174,961	$270,970	$266,342	$311,635	$185,441	$23,459,064

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,459	$5,026	$4,708	$2,248	$4,333	$393,105
Accounts payable	-	-	-	-	-	32
Due to (from) related parties	-	5,711	11,143	312,500	916	2,974,360
Total Current liabilities	4,459	10,737	15,851	314,748	5,249	3,367,497
Tenant deposits	1,295	1,695	1,895	-	1,275	121,579
Total Liabilities	5,754	12,432	17,746	314,748	6,524	3,489,076

Members’ equity (deficit)
Members’ capital	180,913	267,366	269,364	522	183,635	20,769,690
Retained earnings (accumulated deficit)	(11,706)	(8,828)	(20,768)	(3,635)	(4,719)	(799,703)
Total members’ equity (deficit)	169,207	258,538	248,596	(3,113)	178,916	19,969,988
Total liabilities and members’ equity (deficit)	$174,961	$270,970	$266,342	$311,635	$185,441	$23,459,064

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bean	Bennett

Rental income	$11,670	$12,270	$9,570	$8,370	$7,006	$12,570	$11,970	$12,870	$10,170

Operating expenses:
Depreciation	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,029	2,910
Insurance	739	947	685	446	820	3,503	634	1,204	617
Management fees	420	469	494	442	420	427	482	482	712
Management fees, related party	1,599	1,563	1,118	858	943	1,594	1,550	1,572	804
Repairs & maintenance	165	150	556	1,376	3,327	75	621	2,452	943
Property taxes	1,704	1,650	(276)	670	1,470	1,596	1,686	6	1,164
Other operating expenses	897	2,372	1,358	1,282	4,047	1,210	1,822	2,337	1,056
Total operating expenses	9,781	11,273	7,179	7,539	14,707	12,983	11,003	12,082	8,207

Income (loss) from operations	1,889	997	2,391	831	(7,701)	(413)	967	788	1,963

Other expenses
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net income (loss)	$1,889	$997	$2,391	$831	$(7,701)	$(413)	$967	$788	$1,963

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar

Rental income	$10,770	$12,720	$9,175	$11,520	$11,220	$12,570	$10,170	$10,770	$10,770

Operating expenses:
Depreciation	3,503	4,108	2,862	4,180	3,854	4,392	3,437	4,811	4,124
Insurance	2,187	852	652	615	576	2,605	778	775	1,669
Management fees	439	420	628	420	785	440	995	862	754
Management fees, related party	1,188	1,648	624	1,569	1,029	1,404	957	765	1,230
Repairs & maintenance	-	-	-	-	505	-	5,320	1,833	-
Property taxes	1,404	1,650	1,146	1,680	1,542	1,542	1,374	1,404	1,650
Other operating expenses	1,503	951	958	1,002	981	1,180	920	806	1,522
Total operating expenses	10,224	9,628	6,871	9,467	9,271	11,562	13,782	11,255	10,949

Income (loss) from operations	546	3,092	2,304	2,053	1,949	1,008	(3,612)	(485)	(179)

Other expenses
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net income (loss)	$546	$3,092	$2,304	$2,053	$1,949	$1,008	$(3,612)	$(485)	$(179)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances

Rental income	$15,517	$8,628	$12,720	$12,439	$10,944	$8,362	$10,470	$8,850	$11,043

Operating expenses:
Depreciation	4,471	3,232	4,152	3,860	4,225	3,948	4,121	3,277	3,198
Insurance	1,113	1,471	634	641	1,310	1,283	847	675	522
Management fees	440	443	453	459	371	380	485	463	453
Management fees, related party	1,765	1,060	1,455	1,362	1,460	1,602	1,138	830	838
Repairs & maintenance	-	-	412	150	7,492	99	425	3,819	-
Property taxes	(532)	(436)	1,357	1,404	1,704	740	1,374	1,062	1,530
Other operating expenses	2,248	4,667	2,089	1,152	3,568	4,212	1,022	871	5,054
Total operating expenses	9,505	10,437	10,551	9,028	20,130	12,264	9,412	10,998	11,594

Income (loss) from operations	6,012	(1,808)	2,169	3,411	(9,187)	(3,902)	1,058	(2,148)	(551)

Other expenses
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net income (loss)	$6,012	$(1,808)	$2,169	$3,411	$(9,187)	$(3,902)	$1,058	$(2,148)	$(551)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill	Haybridge

Rental income	$11,771	$11,370	$10,770	$12,570	$12,270	$15,163	$6,696	$17,845	$8,380

Operating expenses:
Depreciation	3,991	3,512	3,368	3,527	4,227	5,326	2,549	3,225	4,931
Insurance	648	766	1,887	383	1,093	610	143	838	543
Management fees	427	505	452	450	474	458	280	1,112	350
Management fees, related party	218	1,297	1,132	1,313	1,318	1,937	811	1,019	1,470
Repairs & maintenance	-	252	-	-	540	573	776	605	-
Property taxes	1,317	1,404	(219)	526	1,488	2,054	1,020	1,290	1,378
Other operating expenses	5,004	1,548	1,788	1,389	737	1,770	516	629	2,486
Total operating expenses	11,606	9,284	8,408	7,588	9,876	12,727	6,094	8,718	11,158

Income (loss) from operations	164	2,086	2,362	4,982	2,394	2,436	602	9,128	(2,778)

Other expenses
Other income	-	-	-	-	-	-	-	-	-
Interest expense	6,314	-	-	-	-	-	-	-	-
Total other expenses	6,314	-	-	-	-	-	-	-	-

Net income (loss)	$(6,149)	$2,086	$2,362	$4,982	$2,394	$2,436	$602	$9,128	$(2,778)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone	Laurel	Layla	Liberty

Rental income	$6,584	$10,770	$9,283	$8,370	$-	$11,552	$10,940	$11,375	$11,782

Operating expenses:
Depreciation	4,931	3,462	5,914	2,419	-	3,987	3,087	4,453	4,170
Insurance	543	1,382	972	520	-	685	973	802	2,265
Management fees	318	445	265	461	-	450	350	779	444
Management fees, related party	1,349	1,171	1,401	738	-	1,566	693	1,529	1,374
Repairs & maintenance	1,079	-	2,498	626	2,723	-	2,448	3,293	3,768
Property taxes	1,378	(451)	1,704	(472)	-	1,900	1,522	1,485	1,374
Other operating expenses	2,457	1,779	1,253	801	708	3,308	6,198	3,325	1,816
Total operating expenses	12,054	7,789	14,006	5,093	3,430	11,897	15,270	15,666	15,211

Income (loss) from operations	(5,470)	2,981	(4,723)	3,277	(3,430)	(346)	(4,331)	(4,291)	(3,429)

Other expenses
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	191	-	7,746	-	-
Total other expenses	-	-	-	-	191	-	7,746	-	-

Net income (loss)	$(5,470)	$2,981	$(4,723)	$3,277	$(3,621)	$(346)	$(12,076)	$(4,291)	$(3,429)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian	Montgomery	Northbrook

Rental income	$5,719	$12,720	$12,270	$12,685	$10,470	$7,622	$11,100	$6,754	$5,685

Operating expenses:
Depreciation	4,426	4,144	3,503	4,286	2,862	2,466	4,206	3,267	3,872
Insurance	850	636	2,702	3,060	680	446	1,047	702	442
Management fees	728	472	435	425	420	550	564	408	210
Management fees, related party	924	1,588	1,434	1,557	1,146	764	1,240	503	1,091
Repairs & maintenance	10,722	220	-	286	2,634	1,298	1,814	5,987	-
Property taxes	1,554	1,379	1,404	1,512	1,146	675	1,458	1,128	1,290
Other operating expenses	5,781	2,006	994	1,714	1,485	2,219	1,281	2,961	3,944
Total operating expenses	24,984	10,445	10,473	12,840	10,373	8,418	11,609	14,956	10,848

Income (loss) from operations	(19,265)	2,275	1,797	(155)	97	(797)	(509)	(8,202)	(5,163)

Other expenses
Other income	-	-	-	-	-	-	-	(6,998)	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	(6,998)	-

Net income (loss)	$(19,265)	$2,275	$1,797	$(155)	$97	$(797)	$(509)	$(1,204)	$(5,163)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Northridge	Oakland	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel

Rental income	$3,899	$6,809	$8,520	$10,474	$11,970	$6,720	$12,570	$10,770	$6,795

Operating expenses:
Depreciation	2,946	4,222	3,455	3,868	4,560	3,182	4,560	2,932	3,972
Insurance	1,002	662	1,745	673	740	1,004	740	644	594
Management fees	210	276	515	380	420	445	420	475	320
Management fees, related party	941	(121)	791	1,480	1,701	(25)	1,749	1,025	697
Repairs & maintenance	-	1,019	2,386	-	-	1,650	1,001	1,490	574
Property taxes	1,482	1,426	1,098	1,845	1,830	1,510	1,830	834	1,327
Other operating expenses	5,439	3,296	1,023	3,412	1,002	6,047	1,002	790	6,603
Total operating expenses	12,019	10,780	11,013	11,657	10,254	13,813	11,303	8,189	14,087

Income (loss) from operations	(8,121)	(3,971)	(2,493)	(1,183)	1,716	(7,093)	1,267	2,581	(7,292)

Other expenses
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	7,656	-	-	-	6,011	-	-	-
Total other expenses	-	7,656	-	-	-	6,011	-	-	-

Net income (loss)	$(8,121)	$(11,627)	$(2,493)	$(1,183)	$1,716	$(13,104)	$1,267	$2,581	$(7,292)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ratliff	Riverwood	Roanoke	Ross	Sansa	Sedgefield	Sheezy	Sherwood	Summerglen

Rental income	$8,480	$12,240	$17,269	$13,611	$8,370	$6,666	$10,920	$8,370	$10,770

Operating expenses:
Depreciation	4,394	5,020	4,604	4,582	2,466	2,007	3,215	2,398	3,330
Insurance	601	982	1,146	776	446	461	720	525	1,300
Management fees	396	979	485	460	426	280	453	447	445
Management fees, related party	1,460	1,171	2,069	1,113	874	275	1,145	836	1,165
Repairs & maintenance	1,083	-	653	-	60	4,655	1,242	265	-
Property taxes	1,286	1,584	(308)	1,657	670	1,066	1,194	(314)	(776)
Other operating expenses	5,585	687	261	5,396	1,075	1,991	1,803	1,021	2,249
Total operating expenses	14,805	10,424	8,911	13,984	6,016	10,734	9,772	5,178	7,713

Income (loss) from operations	(6,325)	1,816	8,358	(373)	2,354	(4,068)	1,148	3,192	3,057

Other expenses
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	7,917	-	-	-
Total other expenses	-	-	-	-	-	7,917	-	-	-

Net income (loss)	$(6,325)	$1,816	$8,358	$(373)	$2,354	$(11,985)	$1,148	$3,192	$3,057

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Tansel	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson	Woodland

Rental income	$14,370	$10,968	$12,270	$10,552	$8,370	$14,140	$9,894	$11,100	$7,770

Operating expenses:
Depreciation	4,476	3,015	3,579	4,052	2,419	3,508	2,864	3,940	2,927
Insurance	2,002	514	661	604	520	658	652	689	580
Management fees	572	766	459	355	420	630	420	420	420
Management fees, related party	1,712	847	1,433	1,022	779	1,385	996	1,536	762
Repairs & maintenance	1,271	340	386	5,782	-	5,089	-	-	-
Property taxes	1,794	1,206	1,428	1,950	(472)	1,108	1,146	(41)	882
Other operating expenses	1,290	1,358	704	5,202	1,189	575	569	1,435	714
Total operating expenses	13,116	8,046	8,650	18,967	4,855	12,952	6,648	7,979	6,284

Income (loss) from operations	1,254	2,922	3,620	(8,415)	3,515	1,188	3,246	3,121	1,486

Other expenses
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net income (loss)	$1,254	$2,922	$3,620	$(8,415)	$3,515	$1,188	$3,246	$3,121	$1,486

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Rental income	$10,157	$11,745	$11,970	$7,650	$883,815

Operating expenses:
Depreciation	3,504	4,024	4,257	2,241	313,879
Insurance	508	1,043	1,152	588	79,354
Management fees	711	437	430	420	40,558
Management fees, related party	934	1,244	995	763	96,853
Repairs & maintenance	4,658	787	1,915	-	108,167
Property taxes	1,404	1,374	1,281	894	94,699
Other operating expenses	1,056	1,262	5,267	673	180,963
Total operating expenses	12,775	10,170	15,296	5,578	914,471

Income (loss) from operations	(2,618)	1,575	(3,326)	2,072	(30,656)

Other expenses
Other income	-	-	-	-	(6,998)
Interest expense	-	-	-	-	35,834
Total other expenses	-	-	-	-	28,836

Net income (loss)	$(2,618)	$1,575	$(3,326)	$2,072	$(59,492)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Antares	Aramis	Arkoma	Aspen	Athos	Barclay	Bennett	Benny	Bluebell

Rental income	$-	$-	$1,904	$1,234	$-	$2,022	$-	$-	$-

Operating expenses:
Depreciation	-	-	541	1,227	-	701	970	1,168	-
Insurance	180	191	159	171	837	170	136	372	196
Management Fees	-	-	153	501	-	162	318	383	-
Repair and maintenance	6,627	240	544	369	-	-	1,008	-	500
Property taxes	284	275	434	736	266	563	582	701	275
Other operating expenses	1,871	731	2,129	5,138	1,470	1,413	4,976	4,406	1,028
Total operating expenses	8,962	1,437	3,960	8,142	2,573	3,009	7,990	7,030	1,999

Loss from operations	(8,962)	(1,437)	(2,056)	(6,908)	(2,573)	(987)	(7,990)	(7,030)	(1,999)

Other expenses:
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net loss	(8,962)	(1,437)	(2,056)	(6,908)	(2,573)	(987)	(7,990)	(7,030)	(1,999)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar	Chilhowee	Claremore

Rental income	$7,186	$-	$-	$3,142	$3,955	$5,033	$-	$7,609	$-

Operating expenses:
Depreciation	1,431	697	1,285	641	1,719	1,167	-	3,725	539
Insurance	370	168	157	535	182	184	196	639	304
Management Fees	991	-	421	531	816	775	-	1,257	235
Repair and maintenance	300	-	1,609	6,970	7,923	-	3,593	3,619	-
Property taxes	1,383	559	772	513	1,316	1,921	275	5,006	430
Other operating expenses	4,811	1,385	4,673	5,087	7,028	3,552	2,231	4,364	3,796
Total operating expenses	9,286	2,809	8,917	14,277	18,984	7,599	6,295	18,610	5,304

Loss from operations	(2,100)	(2,809)	(8,917)	(11,135)	(15,029)	(2,566)	(6,295)	(11,001)	(5,304)

Other expenses:
Interest expense	3,040	-	-	-	3,939	-	-	-	-
Total other expenses	3,040	-	-	-	3,939	-	-	-	-

Net loss	(5,140)	(2,809)	(8,917)	(11,135)	(18,968)	(2,566)	(6,295)	(11,001)	(5,304)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Cordero	Cristalino	Emelina	Ethan	Gordon	Haikey	Hamblen	Hancock	Haven

Rental income	$1,704	$414	$5,460	$246	$-	$-	$4,122	$-	$3,023

Operating expenses:
Depreciation	579	2,113	1,712	443	585	-	1,175	618	1,275
Insurance	153	238	187	153	163	227	239	192	338
Management Fees	392	675	936	263	-	244	586	405	612
Repair and maintenance	8,943	6,054	5,490	-	1,625	-	5,950	2,990	7,490
Property taxes	468	2,429	1,775	354	901	224	705	495	1,011
Other operating expenses	6,150	7,094	8,504	4,774	2,278	4,029	6,857	4,744	6,851
Total operating expenses	16,685	18,603	18,604	5,987	5,552	4,724	15,512	9,444	17,577

Loss from operations	(14,981)	(18,189)	(13,144)	(5,741)	(5,552)	(4,724)	(11,390)	(9,444)	(14,554)

Other expenses:
Interest expense	-	6,825	-	-	-	-	-	-	4,253
Total other expenses	-	6,825	-	-	-	-	-	-	4,253

Net loss	(14,981)	(25,014)	(13,144)	(5,741)	(5,552)	(4,724)	(11,390)	(9,444)	(18,807)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Haverhill	Helmerich	Hermanos	Holmes	Liberty	Lithonia	Lucas	Macomber	Mallard

Rental income	$-	$751	$7,062	$2,790	$1,516	$-	$1,227	$2,250	$1,858

Operating expenses:
Depreciation	1,075	578	2,822	806	575	1,296	584	-	477
Insurance	160	313	197	124	473	178	226	560	159
Management Fees	352	314	1,185	399	140	425	98	180	149
Repair and maintenance	2,172	-	3,575	200	641	1,069	1,085	400	1,802
Property taxes	645	467	3,320	485	458	778	468	252	381
Other operating expenses	4,333	3,766	6,946	4,644	2,707	4,996	9,534	1,161	2,211
Total operating expenses	8,737	5,438	18,045	6,658	4,994	8,742	11,995	2,553	5,179

Loss from operations	(8,737)	(4,687)	(10,983)	(3,868)	(3,478)	(8,742)	(10,768)	(303)	(3,321)

Other expenses:
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net loss	(8,737)	(4,687)	(10,983)	(3,868)	(3,478)	(8,742)	(10,768)	(303)	(3,321)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Meridian	Montgomery	Palmore	Perdita	Pongo	Portsmouth	Riverwood	Roanoke	Sheezy

Rental income	$1,449	$-	$1,420	$-	$-	$2,664	$-	$-	$9,100

Operating expenses:
Depreciation	606	938	1,378	760	760	978	658	-	2,679
Insurance	207	160	76	187	187	139	190	218	468
Management Fees	116	717	413	-	-	532	-	-	1,194
Repair and maintenance	200	-	-	-	463	6,553	1,057	-	2,034
Property taxes	486	564	1,087	609	610	586	528	571	3,589
Other operating expenses	1,657	3,787	3,689	1,079	1,290	5,247	1,554	780	3,728
Total operating expenses	3,272	6,166	6,643	2,635	3,310	14,035	3,987	1,569	13,692

Loss from operations	(1,823)	(6,166)	(5,223)	(2,635)	(3,310)	(11,371)	(3,987)	(1,569)	(4,592)

Other expenses:
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net loss	(1,823)	(6,166)	(5,223)	(2,635)	(3,310)	(11,371)	(3,987)	(1,569)	(4,592)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Sherwood	Summerglen	Tansel	Thomas	Tytus	Watson	Westhaven	Wheeler	Williamson

Rental income	$-	$1,520	$-	$2,703	$-	$-	$1,953	$2,394	$-

Operating expenses:
Depreciation	400	1,110	746	1,005	597	806	1,170	955	-
Insurance	124	299	416	132	156	124	154	157	167
Management Fees	-	523	-	545	-	176	539	399	-
Repair and maintenance	-	150	400	2,510	1,243	2,451	2,646	1,556	-
Property taxes	320	665	599	603	477	485	701	572	3,011
Other operating expenses	1,109	4,543	1,560	5,239	1,107	4,346	4,623	5,140	1,040
Total operating expenses	1,953	7,290	3,721	10,034	3,580	8,388	9,833	8,779	4,218

Loss from operations	(1,953)	(5,770)	(3,721)	(7,331)	(3,580)	(8,388)	(7,880)	(6,385)	(4,218)

Other expenses:
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net loss	(1,953)	(5,770)	(3,721)	(7,331)	(3,580)	(8,388)	(7,880)	(6,385)	(4,218)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Woodland	Woodwind	Wynde	Zane	Consolidated

Rental income	$43	$1,695	$-	$-	$89,449

Operating expenses:
Depreciation	367	1,168	572	-	50,177
Insurance	132	143	202	134	13,599
Management Fees	70	519	250	-	19,891
Repair and maintenance	4,448	2,714	13,247	2,080	126,540
Property taxes	293	701	458	149	49,571
Other operating expenses	4,321	5,659	5,301	1,668	220,135
Total operating expenses	9,631	10,904	20,030	4,031	479,913

Loss from operations	(9,588)	(9,209)	(20,030)	(4,031)	(390,464)

Other expenses:
Interest expense	-	-	-	-	18,057
Total other expenses	-	-	-	-	18,057

Net loss	(9,588)	(9,209)	(20,030)	(4,031)	(408,521)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bean	Bennett

Balance at January 1, 2024	$319,898	$305,955	$255,800	$189,707	$271,438	$304,549	$329,476	$305,397	$216,679
Issuance of membership units, net of offering costs	-	650	-	-	(100)	762	289	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(7,137)	(6,806)	(6,519)	(5,080)	(4,061)	(7,557)	(7,963)	(8,287)	(6,277)
Net income (loss)	1,889	997	2,391	831	(7,701)	(413)	967	788	1,963
Balance at June 30, 2024	$314,651	$300,796	$251,671	$185,457	$259,577	$297,340	$322,769	$297,898	$212,365

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar

Balance at January 1, 2024	$258,203	$318,328	$211,130	$324,785	$282,410	$288,572	$246,877	$273,042	$314,213
Issuance of membership units, net of offering costs	(300)	-	-	-	(300)	(300)	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(6,616)	(8,202)	(5,381)	(7,263)	(6,576)	(6,886)	(5,463)	(7,425)	(5,790)
Net income (loss)	546	3,092	2,304	2,053	1,949	1,008	(3,612)	(485)	(179)
Balance at June 30, 2024	$251,833	$313,217	$208,054	$319,576	$277,483	$282,394	$237,802	$265,132	$308,244

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances

Balance at January 1, 2024	$333,585	$246,890	$321,701	$287,156	$293,548	$299,850	$250,360	$195,283	$(3,010)
Issuance of membership units, net of offering costs	-	(300)	-	-	(100)	-	-	-	304,290
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(9,451)	(6,649)	(7,725)	(8,852)	(2,462)	(7,532)	(5,229)	(3,877)	(7,791)
Net income (loss)	6,012	(1,808)	2,169	3,411	(9,187)	(3,902)	1,058	(2,148)	(551)
Balance at June 30, 2024	$330,145	$238,132	$316,146	$281,714	$281,799	$288,416	$246,189	$189,257	$292,937

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill	Haybridge

Balance at January 1, 2024	$(2,974)	$268,739	$257,206	$262,776	$275,115	$406,226	$179,568	$230,845	$382,626
Issuance of membership units, net of offering costs	310,787	-	-	(300)	(800)	-	-	-	-
Deemed contribution from Manager	5,510	-	-	-	-	-	-	-	-
Distributions	(1,311)	(7,245)	(6,659)	(7,693)	(6,664)	(9,434)	(2,871)	(3,464)	(8,111)
Net income (loss)	(6,149)	2,086	2,362	4,982	2,394	2,436	602	9,128	(2,778)
Balance at June 30, 2024	$305,863	$263,580	$252,909	$259,765	$270,044	$399,228	$177,299	$236,509	$371,738

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone	Laurel	Layla	Liberty

Balance at January 1, 2024	$382,695	$267,521	$316,341	$184,876	$-	$366,522	$-	$346,216	$264,873
Issuance of membership units, net of offering costs	-	-	-	-	-	-	364,707	-	658
Deemed contribution from Manager	-	-	-	-	-	-	6,988	-	-
Distributions	(4,900)	(6,811)	(2,178)	(5,814)	-	(8,461)	(1,457)	(8,805)	(5,367)
Net income (loss)	(5,470)	2,981	(4,723)	3,277	(3,621)	(346)	(12,076)	(4,291)	(3,429)
Balance at June 30, 2024	$372,325	$263,691	$309,440	$182,339	$(3,621)	$357,716	$358,161	$333,120	$256,735

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian	Montgomery	Northbrook

Balance at January 1, 2024	$288,681	$321,499	$275,513	$289,132	$221,670	$192,203	$276,379	$205,383	$302,255
Issuance of membership units, net of offering costs	(300)	-	-	-	549	-	-	-	-
Deemed contribution from Manager	3,192	-	-	-	-	-	-	-	-
Distributions	(5,471)	(8,012)	(8,036)	(7,426)	(6,880)	(5,101)	(6,941)	(2,124)	(4,802)
Net income (loss)	(19,265)	2,275	1,797	(155)	97	(797)	(509)	(1,204)	(5,163)
Balance at June 30, 2024	$266,837	$315,762	$269,274	$281,552	$215,436	$186,305	$268,928	$202,055	$292,290

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Northridge	Oakland	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel

Balance at January 1, 2024	$(2,896)	$(4,381)	$206,903	$355,515	$349,607	$(3,721)	$353,449	$219,491	$(3,470)
Issuance of membership units, net of offering costs	295,804	-	-	-	-	302,613	-	(300)	316,212
Deemed contribution from Manager	-	7,656	-	-	-	5,246	-	-	-
Distributions	(4,824)	(1,369)	(4,712)	(8,447)	(7,491)	(1,242)	(7,720)	(6,950)	(4,988)
Net income (loss)	(8,121)	(11,627)	(2,493)	(1,183)	1,716	(13,104)	1,267	2,581	(7,292)
Balance at June 30, 2024	$279,963	$(9,722)	$199,698	$345,885	$343,833	$289,792	$346,996	$214,822	$300,462

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ratliff	Riverwood	Roanoke	Ross	Sansa	Sedgefield	Sheezy	Sherwood	Summerglen

Balance at January 1, 2024	$340,241	$301,731	$351,576	$(3,646)	$191,739	$-	$243,643	$178,874	$246,203
Issuance of membership units, net of offering costs	-	864	671	364,451	-	-	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(6,966)	(6,882)	(9,758)	(9,135)	(5,229)	-	(7,517)	(5,213)	(7,026)
Net income (loss)	(6,325)	1,816	8,358	(373)	2,354	(11,985)	1,148	3,192	3,057
Balance at June 30, 2024	$326,950	$297,530	$350,847	$351,297	$188,864	$(11,985)	$237,275	$176,854	$242,233

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Tansel	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson	Woodland

Balance at January 1, 2024	$328,603	$225,638	$274,145	$(6,552)	$184,838	$262,942	$219,997	$303,669	$169,207
Issuance of membership units, net of offering costs	-	-	699	384,745	(300)	(300)	-	465	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(8,425)	(6,515)	(7,905)	(7,069)	(5,616)	(7,919)	(6,685)	(9,073)	(5,136)
Net income (loss)	1,254	2,922	3,620	(8,415)	3,515	1,188	3,246	3,121	1,486
Balance at June 30, 2024	$321,433	$222,044	$270,559	$362,708	$182,438	$255,910	$216,558	$298,182	$165,557

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Balance at January 1, 2024	$258,538	$248,596	$(3,113)	$178,916	$19,969,988
Issuance of membership units, net of offering costs	-	-	339,809	-	2,985,323
Deemed contribution from Manager	-	-	-	-	28,591
Distributions	(6,541)	(5,160)	(7,710)	(5,437)	(525,555)
Net income (loss)	(2,618)	1,575	(3,326)	2,072	(59,492)
Balance at June 30, 2024	$249,378	$245,011	$325,660	$175,551	$22,398,855

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Antares	Aramis	Arkoma	Aspen	Athos	Barclay	Bennett	Benny	Bluebell

Balance at January 4, 2023
Issuance of membership units, net of offering costs	$-	$-	$-	$290,592	$-	$-	$231,957	$282,019	$-
Deemed contribution from Manager	-	-	-	-	-	-	-	520	-
Distributions	-	-	-	(4,094)	-	-	(2,762)	(3,357)	-
Net income (loss)	(8,962)	(1,437)	(2,056)	(6,908)	(2,573)	(987)	(7,990)	(7,030)	(1,999)
Balance at June 30, 2023	$(8,962)	$(1,437)	$(2,056)	$279,590	$(2,573)	$(987)	$221,205	$272,152	$(1,999)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar	Chilhowee	Claremore

Balance at January 4, 2023
Issuance of membership units, net of offering costs	$224,923	$-	$303,880	$304,551	$271,934	$285,171	$-	$347,392	$257,198
Deemed contribution from Manager	(1,495)	-	-	375	321	-	-	763	375
Distributions	(2,678)	-	(3,619)	-	(3,236)	(3,391)	-	(4,518)	-
Net income (loss)	(5,140)	(2,809)	(8,917)	(11,135)	(18,968)	(2,566)	(6,295)	(11,001)	(5,304)
Balance at June 30, 2023	$215,610	$(2,809)	$291,345	$293,791	$250,051	$279,214	$(6,295)	$332,636	$252,269

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Cordero	Cristalino	Emelina	Ethan	Gordon	Haikey	Hamblen	Hancock	Haven

Balance at January 4, 2023
Issuance of membership units, net of offering costs	$307,298	$334,932	$268,740	$215,632	$-	$267,674	$283,364	$296,290	$200,903
Deemed contribution from Manager	375	4,764	1,730	375	-	-	1,102	375	206
Distributions	-	(4,355)	(3,200)	-	-	-	(3,374)	-	(2,610)
Net income (loss)	(14,981)	(25,014)	(13,144)	(5,741)	(5,552)	(4,724)	(11,390)	(9,444)	(18,807)
Balance at June 30, 2023	$292,692	$310,327	$254,127	$210,266	$(5,552)	$262,950	$269,701	$287,221	$179,691

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Haverhill	Helmerich	Hermanos	Holmes	Liberty	Lithonia	Lucas	Macomber	Mallard

Balance at January 4, 2023
Issuance of membership units, net of offering costs	$255,945	$277,529	$335,436	$196,922	$-	$306,490	$-	$-	$-
Deemed contribution from Manager	-	375	1,366	375	-	-	-	-	-
Distributions	(2,772)	-	(3,998)	(2,128)	-	(3,319)	-	-	-
Net income (loss)	(8,737)	(4,687)	(10,983)	(3,868)	(3,478)	(8,742)	(10,768)	(303)	(3,321)
Balance at June 30, 2023	$244,437	$273,217	$321,821	$191,302	$(3,478)	$294,428	$(10,768)	$(303)	$(3,321)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Meridian	Montgomery	Palmore	Perdita	Pongo	Portsmouth	Riverwood	Roanoke	Sheezy

Balance at January 4, 2023
Issuance of membership units, net of offering costs	$-	$228,673	$223,658	$-	$-	$238,923	$-	$-	$251,518
Deemed contribution from Manager	-	399	(38)	-	-	375	-	-	2,134
Distributions	-	(2,969)	(2,417)	-	-	(2,844)	-	-	(3,268)
Net income (loss)	(1,823)	(6,166)	(5,223)	(2,635)	(3,310)	(11,371)	(3,987)	(1,569)	(4,592)
Balance at June 30, 2023	$(1,823)	$219,936	$215,980	$(2,635)	$(3,310)	$225,083	$(3,987)	$(1,569)	$245,792

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Sherwood	Summerglen	Tansel	Thomas	Tytus	Watson	Westhaven	Wheeler	Williamson

Balance at January 4, 2023
Issuance of membership units, net of offering costs	$-	$264,954	$-	$238,767	$-	$196,922	$280,637	$231,529	$-
Deemed contribution from Manager	-	865	-	-	-	375	375	375	-
Distributions	-	(3,155)	-	(3,104)	-	-	(3,341)	(2,754)	-
Net income (loss)	(1,953)	(5,770)	(3,721)	(7,331)	(3,580)	(8,388)	(7,880)	(6,385)	(4,218)
Balance at June 30, 2023	$(1,953)	$256,895	$(3,721)	$228,332	$(3,580)	$188,909	$269,791	$222,765	$(4,218)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Woodland	Woodwind	Wynde	Zane	Consolidated

Balance at January 4, 2023
Issuance of membership units, net of offering costs	$-	$277,268	$275,851	$-	$9,055,471
Deemed contribution from Manager	-	-	375	-	17,138
Distributions	-	(3,301)	-	-	(80,564)
Net income (loss)	(9,588)	(9,209)	(20,030)	(4,031)	(408,521)
Balance at June 30, 2023	$(9,588)	$264,759	$256,196	$(4,031)	$8,583,524

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bean	Bennett

Cash Flows from Operating Activities:
Net income (loss)	$1,889	$997	$2,391	$831	$(7,701)	$(413)	$967	$788	$1,963
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,029	2,910
(Increase) Decrease in assets
Prepaid expenses	(104)	(101)	(82)	-	(234)	(101)	(102)	-	(196)
Deposits	(2,395)	(3,790)	(1,595)	(1,395)	(1,795)	(4,190)	-	(2,145)	(1,695)
Due (from) to third party property managers	(1,871)	(1,720)	(1,431)	(1,415)	(2,164)	(738)	(1,925)	(80)	(1,685)
Increase (decrease) in liabilities
Accrued expenses	4,788	4,738	4,130	2,669	4,557	5,796	4,809	6,022	3,361
Accounts payable	-	-	-	-	-	-	-	-	-
Tenant Deposits	2,395	3,790	1,595	1,395	1,795	4,190	-	2,145	1,695
Due to (from) related parties	(1,653)	(7,150)	(1,988)	(7,697)	454	(9,124)	(2,007)	(3,232)	(4,888)
Net cash provided by (used in) operating activities	7,307	887	6,265	(3,145)	(1,409)	(2)	5,949	7,527	1,465
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	650	-	-	(100)	762	289	-	-
Distributions	(7,137)	(6,806)	(6,519)	(5,080)	(4,061)	(7,557)	(7,963)	(8,287)	(6,277)
Net cash provided by (used in) financing activities	(7,137)	(6,156)	(6,519)	(5,080)	(4,161)	(6,795)	(7,674)	(8,287)	(6,277)
Net change in cash	169	(5,269)	(254)	(8,225)	(5,569)	(6,797)	(1,725)	(760)	(4,812)
Cash at beginning of period	16,454	17,696	26,399	19,482	9,587	22,229	30,661	17,617	15,006
Cash at end of period	$16,623	$12,427	$26,145	$11,256	$4,018	$15,432	$28,936	$16,857	$10,194

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$625	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$310,000	$300,000	$237,000	$180,000	$267,750	$290,000	$307,000	$292,720	$211,650
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar

Cash Flows from Operating Activities:
Net income (loss)	$546	$3,092	$2,304	$2,053	$1,949	$1,008	$(3,612)	$(485)	$(179)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,503	4,108	2,862	4,180	3,854	4,392	3,437	4,811	4,124
(Increase) Decrease in assets
Prepaid expenses	(952)	(101)	(769)	(102)	(257)	(95)	(607)	(258)	0
Deposits	(1,795)	(2,345)	-	(2,145)	(1,795)	(2,095)	(1,695)	(1,795)	(1,795)
Due (from) to third party property managers	(1,708)	(1,968)	(2,558)	(1,784)	(2,035)	(1,883)	(1,683)	(2,830)	(1,810)
Increase (decrease) in liabilities
Accrued expenses	4,638	4,784	3,678	5,576	4,145	5,099	3,541	4,350	4,678
Accounts payable	-	-	-	-	-	-	-	-	-
Tenant Deposits	1,795	2,345	-	2,145	1,795	2,095	1,695	1,795	1,795
Due to (from) related parties	(3,011)	2,429	(7,608)	5,381	(4,462)	(1,539)	3,992	(7,408)	(739)
Net cash provided by (used in) operating activities	3,017	12,344	(2,092)	15,305	3,194	6,981	5,068	(1,821)	6,075
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	(300)	-	-	-	(300)	(300)	-	-	-
Distributions	(6,616)	(8,202)	(5,381)	(7,263)	(6,576)	(6,886)	(5,463)	(7,425)	(5,790)
Net cash provided by (used in) financing activities	(6,916)	(8,202)	(5,381)	(7,263)	(6,876)	(7,186)	(5,463)	(7,425)	(5,790)
Net change in cash	(3,900)	4,142	(7,473)	8,043	(3,682)	(204)	(395)	(9,246)	285
Cash at beginning of period	12,309	22,871	15,852	20,297	13,170	11,462	10,861	20,502	19,632
Cash at end of period	$8,409	$27,013	$8,379	$28,340	$9,487	$11,258	$10,466	$11,257	$19,917

Cash paid for income taxes	$421	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$255,000	$300,000	$208,000	$305,000	$280,500	$279,900	$250,000	$255,000	$300,000
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances

Cash Flows from Operating Activities:
Net income (loss)	$6,012	$(1,808)	$2,169	$3,411	$(9,187)	$(3,902)	$1,058	$(2,148)	$(551)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,471	3,232	4,152	3,860	4,225	3,948	4,121	3,277	3,198
(Increase) Decrease in assets
Prepaid expenses	(673)	(79)	-	(161)	(384)	-	(261)	(138)	-
Deposits	(2,495)	(3,143)	(2,345)	(2,495)	(2,995)	(2,445)	(2,195)	(1,475)	(2,245)
Due (from) to third party property managers	(2,447)	(1,068)	(2,233)	(2,002)	(2,345)	1,027	(1,112)	(351)	(1,921)
Increase (decrease) in liabilities
Accrued expenses	5,508	3,692	5,527	4,757	3,993	5,743	3,062	2,475	4,660
Accounts payable	-	-	-	-	-	1,027	-	-	-
Tenant Deposits	2,495	3,143	2,345	2,495	2,995	2,445	2,195	1,475	2,245
Due to (from) related parties	(1,026)	(2,012)	18,569	242	8,219	(4,900)	(3,597)	2,237	48,436
Net cash provided by (used in) operating activities	11,844	1,956	28,183	10,108	4,521	2,943	3,271	5,351	53,822
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	(329,360)
Net proceeds from the issuance of membership units	-	(300)	-	-	(100)	-	-	-	304,290
Distributions	(9,451)	(6,649)	(7,725)	(8,852)	(2,462)	(7,532)	(5,229)	(3,877)	(7,791)
Net cash provided by (used in) financing activities	(9,451)	(6,949)	(7,725)	(8,852)	(2,562)	(7,532)	(5,229)	(3,877)	(32,862)
Net change in cash	2,393	(4,994)	20,459	1,256	1,959	(4,589)	(1,958)	1,474	20,960
Cash at beginning of period	20,622	17,900	2,979	19,302	7,769	17,548	5,191	2,375	-
Cash at end of period	$23,015	$12,906	$23,438	$20,558	$9,728	$12,958	$3,234	$3,849	$20,960

Cash paid for income taxes
Cash paid for interest expenses	$907	$396	$121	$50	$100	$230	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$277,990
Acquisition of property	$323,840	$234,500	$301,000	$255,000	$310,000	$286,660	$250,000	$193,000	$277,990
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill	Haybridge

Cash Flows from Operating Activities:
Net income (loss)	$(6,149)	$2,086	$2,362	$4,982	$2,394	$2,436	$602	$9,128	$(2,778)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,991	3,512	3,368	3,527	4,227	5,326	2,549	3,225	4,931
(Increase) Decrease in assets
Prepaid expenses	-	(176)	-	(635)	(93)	-	(882)	(257)	-
Deposits	(3,990)	(1,895)	(1,795)	(2,095)	(2,045)	(2,495)	-	(1,745)	(2,095)
Due (from) to third party property managers	(1,927)	(1,750)	(1,762)	(2,018)	(2,165)	(2,246)	670	(1,917)	(2,012)
Increase (decrease) in liabilities
Accrued expenses	4,276	4,963	4,699	5,540	4,024	5,722	889	3,563	6,001
Accounts payable	-	-	-	-	-	-	670	-	-
Tenant Deposits	3,990	1,895	1,795	2,095	2,045	2,495	-	1,745	2,095
Due to (from) related parties	36,269	992	(2,919)	(2,289)	(144)	(802)	(10,392)	(2,517)	(237)
Net cash provided by (used in) operating activities	36,460	9,628	5,747	9,107	8,243	10,437	(5,894)	11,224	5,904
Cash flows from financing activities
Repayments of amounts due to related party	(327,517)	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	310,787	-	-	(300)	(800)	-	-	-	-
Distributions	(1,311)	(7,245)	(6,659)	(7,693)	(6,664)	(9,434)	(2,871)	(3,464)	(8,111)
Net cash provided by (used in) financing activities	(18,041)	(7,245)	(6,659)	(7,993)	(7,464)	(9,434)	(2,871)	(3,464)	(8,111)
Net change in cash	18,419	2,382	(912)	1,114	779	1,003	(8,765)	7,760	(2,206)
Cash at beginning of period	-	17,148	18,832	14,963	7,185	20,323	8,774	4,238	25,648
Cash at end of period	$18,419	$19,530	$17,920	$16,077	$7,963	$21,325	$9	$11,998	$23,442

Cash paid for income taxes	$101	$-	$409	$-	$-	$172	$167	$-	$-
Cash paid for interest expenses	$6,314	$-	$-	$-	$-	$-	$-	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$290,000	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$290,000	$255,000	$244,600	$256,280	$270,000	$387,500	$185,000	$234,600	$360,000
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$5,510	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone	Laurel	Layla	Liberty

Cash Flows from Operating Activities:
Net income (loss)	$(5,470)	$2,981	$(4,723)	$3,277	$(3,621)	$(346)	$(12,076)	$(4,291)	$(3,429)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,931	3,462	5,914	2,419	-	3,987	3,087	4,453	4,170
(Increase) Decrease in assets
Prepaid expenses	-	(84)	(1,320)	(110)	-	-	-	-	(86)
Deposits	(1,995)	(2,095)	-	(1,395)	-	(2,295)	(2,295)	(2,695)	(2,395)
Due (from) to third party property managers	(1,516)	(1,788)	500	(1,454)	2,723	(2,286)	(1,769)	(2,263)	14,151
Increase (decrease) in liabilities
Accrued expenses	4,948	5,066	2,061	2,956	906	6,336	4,451	5,196	3,629
Accounts payable	-	-	500	-	2,723	-	-	-	14,151
Tenant Deposits	1,995	2,095	-	1,395	-	2,295	2,295	2,695	2,395
Due to (from) related parties	(227)	731	(19,976)	(2,610)	(2,729)	(725)	(217,197)	(1,749)	(24,833)
Net cash provided by (used in) operating activities	2,666	10,368	(17,042)	4,477	-	6,967	(223,505)	1,346	7,753
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	(115,653)	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	364,707	-	658
Distributions	(4,900)	(6,811)	(2,178)	(5,814)	-	(8,461)	(1,457)	(8,805)	(5,367)
Net cash provided by (used in) financing activities	(4,900)	(6,811)	(2,178)	(5,814)	-	(8,461)	247,597	(8,805)	(4,709)
Net change in cash	(2,234)	3,557	(19,220)	(1,336)	-	(1,494)	24,092	(7,459)	3,044
Cash at beginning of period	25,648	18,024	20,497	16,072	-	20,391	-	25,430	8,847
Cash at end of period	$23,414	$21,581	$1,278	$14,736	$-	$18,897	$24,092	$17,971	$11,891

Cash paid for income taxes
Cash paid for interest expenses	$-	$416	$50	$-	$-	$155	$-	$163	$-
	$-	$-	$-	$-	$191	$-	$7,746	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$335,245	$-	$-
Acquisition of property	$360,000	$254,340	$310,000	$176,290	$326,070	$346,780	$335,245	$323,670	$250,000
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$305,663	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$6,988	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian	Montgomery	Northbrook

Cash Flows from Operating Activities:
Net income (loss)	$(19,265)	$2,275	$1,797	$(155)	$97	$(797)	$(509)	$(1,204)	$(5,163)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,426	4,144	3,503	4,286	2,862	2,466	4,206	3,267	3,872
(Increase) Decrease in assets
Prepaid expenses	(260)	-	(87)	(94)	(123)	-	(181)	(129)	-
Deposits	(3,990)	(2,345)	(2,495)	(2,445)	(2,195)	(2,690)	(1,850)	(2,468)	(1,895)
Due (from) to third party property managers	(2,327)	(2,041)	(1,720)	(1,403)	(761)	(1,344)	(1,733)	1,461	(1,696)
Increase (decrease) in liabilities
Accrued expenses	3,553	4,977	5,802	5,862	4,373	4,034	4,542	2,872	4,636
Accounts payable	-	-	-	-	-	-	-	1,461	-
Tenant Deposits	3,990	2,345	2,495	2,445	2,195	2,690	1,850	2,468	1,895
Due to (from) related parties	10,834	(2,068)	5,449	(1,890)	(4,423)	(5,207)	(6,162)	(2,390)	(1,249)
Net cash provided by (used in) operating activities	(3,038)	7,288	14,744	6,606	2,026	(847)	163	5,339	400
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	(300)	-	-	-	549	-	-	-	-
Distributions	(5,471)	(8,012)	(8,036)	(7,426)	(6,880)	(5,101)	(6,941)	(2,124)	(4,802)
Net cash provided by (used in) financing activities	(5,771)	(8,012)	(8,036)	(7,426)	(6,331)	(5,101)	(6,941)	(2,124)	(4,802)
Net change in cash	(8,810)	(724)	6,707	(821)	(4,305)	(5,948)	(6,778)	3,215	(4,401)
Cash at beginning of period	18,089	23,293	14,661	16,032	22,147	19,502	14,399	9,225	22,111
Cash at end of period	$9,279	$22,569	$21,369	$15,211	$17,842	$13,554	$7,621	$12,440	$17,710

Cash paid for income taxes
Cash paid for interest expenses	$-	$152	$-	$-	$-	$-	$-	$-	$261
	$-	$-	$-	$-	$-	$-	$-	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$283,050	$301,130	$255,000	$275,000	$208,000	$180,000	$265,000	$205,000	$281,990
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$3,192	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Northridge	Oakland	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel

Cash Flows from Operating Activities:
Net income (loss)	$(8,121)	$(11,627)	$(2,493)	$(1,183)	$1,716	$(13,104)	$1,267	$2,581	$(7,292)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	2,946	4,222	3,455	3,868	4,560	3,182	4,560	2,932	3,972
(Increase) Decrease in assets
Prepaid expenses	-	-	(1,190)	-	(110)	-	(110)	(134)	-
Deposits	(2,543)	(2,445)	(1,645)	(2,795)	(1,995)	(2,145)	(3,143)	(2,693)	(3,093)
Due (from) to third party property managers	(1,363)	(1,976)	44	(2,271)	(1,925)	(1,944)	(2,025)	(1,295)	(1,379)
Increase (decrease) in liabilities
Accrued expenses	5,002	12,028	3,009	6,560	5,882	4,975	4,637	2,888	5,378
Accounts payable	-	-	44	-	-	-	-	-	-
Tenant Deposits	2,543	2,445	1,645	2,795	1,995	2,145	3,143	2,693	3,093
Due to (from) related parties	50,696	1,595	(16,296)	(932)	2,282	33,427	3,169	(3,536)	46,945
Net cash provided by (used in) operating activities	49,160	4,242	(13,426)	6,042	12,405	26,536	11,498	3,436	47,623
Cash flows from financing activities
Repayments of amounts due to related party	(313,097)	-	-	-	-	(308,086)	-	-	(338,607)
Net proceeds from the issuance of membership units	295,804	-	-	-	-	302,613	-	(300)	316,212
Distributions	(4,824)	(1,369)	(4,712)	(8,447)	(7,491)	(1,242)	(7,720)	(6,950)	(4,988)
Net cash provided by (used in) financing activities	(22,117)	(1,369)	(4,712)	(8,447)	(7,491)	(6,715)	(7,720)	(7,250)	(27,383)
Net change in cash	27,043	2,873	(18,138)	(2,405)	4,915	19,821	3,778	(3,815)	20,240
Cash at beginning of period	-	474	20,957	19,914	20,883	-	23,895	15,915	-
Cash at end of period	$27,043	$3,348	$2,819	$17,509	$25,798	$19,821	$27,673	$12,100	$20,240

Cash paid for income taxes
Cash paid for interest expenses	$-	$100	$-	$151	$-	$100	$-	$-	$100
	$-	$7,656	$-	$-	$-	$6,011	$-	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$269,900	$-	$-	$-	$-	$276,105	$-	$-	$288,620
Acquisition of property	$269,900	$307,000	$200,000	$336,420	$332,500	$276,105	$332,500	$213,000	$288,620
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$291,650	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$7,656	$-	$-	$-	$5,246	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ratliff	Riverwood	Roanoke	Ross	Sansa	Sedgefield	Sheezy	Sherwood	Summerglen

Cash Flows from Operating Activities:
Net income (loss)	$(6,325)	$1,816	$8,358	$(373)	$2,354	$(11,985)	$1,148	$3,192	$3,057
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,394	5,020	4,604	4,582	2,466	2,007	3,215	2,398	3,330
(Increase) Decrease in assets
Prepaid expenses	-	(98)	(111)	-	-	-	(181)	(64)	(149)
Deposits	(2,345)	(1,995)	(2,495)	(2,545)	(1,395)	(3,243)	(2,045)	(1,395)	(1,795)
Due (from) to third party property managers	(1,804)	(2,194)	(2,404)	(2,424)	(1,383)	(3,866)	(1,015)	(1,383)	(749)
Increase (decrease) in liabilities
Accrued expenses	5,204	4,687	1,497	5,068	3,258	9,806	4,252	3,963	3,627
Accounts payable	-	-	-	-	-	-	-	-	-
Tenant Deposits	2,345	1,995	2,495	2,545	1,395	3,243	2,045	1,395	1,795
Due to (from) related parties	(1,663)	(728)	1,404	58,496	(5,619)	5,987	(882)	(8,811)	(3,578)
Net cash provided by (used in) operating activities	(193)	8,503	13,347	65,348	1,077	1,949	6,538	(705)	5,538
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(394,422)	-	(1,949)	-	-	-
Net proceeds from the issuance of membership units	-	864	671	364,451	-	-	-	-	-
Distributions	(6,966)	(6,882)	(9,758)	(9,135)	(5,229)	-	(7,517)	(5,213)	(7,026)
Net cash provided by (used in) financing activities	(6,966)	(6,018)	(9,087)	(39,106)	(5,229)	(1,949)	(7,517)	(5,213)	(7,026)
Net change in cash	(7,159)	2,485	4,260	26,242	(4,152)	-	(979)	(5,917)	(1,488)
Cash at beginning of period	24,017	10,050	22,821	-	19,502	-	18,930	16,955	12,041
Cash at end of period	$16,857	$12,535	$27,081	$26,242	$15,349	$-	$17,951	$11,038	$10,554

Cash paid for income taxes
Cash paid for interest expenses	$172	$-	$-	$100	$-	$-	$687	$-	$406
	$-	$-	$-	$-	$-	$7,917	$-	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$333,070	$-	$52,900	$-	$-	$-
Acquisition of property	$319,160	$288,000	$335,000	$333,070	$180,000	$302,900	$233,000	$175,000	$241,870
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$250,000	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Tansel	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson	Woodland

Cash Flows from Operating Activities:
Net income (loss)	$1,254	$2,922	$3,620	$(8,415)	$3,515	$1,188	$3,246	$3,121	$1,486
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,476	3,015	3,579	4,052	2,419	3,508	2,864	3,940	2,927
(Increase) Decrease in assets
Prepaid expenses	(110)	(203)	(89)	-	(110)	(158)	(129)	(174)	(84)
Deposits	(2,395)	(1,795)	(2,495)	(2,695)	(1,395)	(3,243)	(1,649)	(3,543)	(1,295)
Due (from) to third party property managers	(2,176)	(1,892)	(1,938)	(2,095)	(1,368)	(1,919)	(1,603)	339	(1,354)
Increase (decrease) in liabilities
Accrued expenses	5,328	4,538	4,417	6,132	3,841	3,468	3,475	1,472	2,414
Accounts payable	-	-	-	-	-	-	-	339	-
Tenant Deposits	2,395	1,795	2,495	2,695	1,395	3,243	1,649	3,543	1,295
Due to (from) related parties	(9,316)	(4,666)	821	52,754	(1,444)	(2,601)	(1,984)	1,525	2,586
Net cash provided by (used in) operating activities	(544)	3,714	10,411	52,427	6,854	3,486	5,870	10,564	7,975
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(412,276)	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	699	384,745	(300)	(300)	-	465	-
Distributions	(8,425)	(6,515)	(7,905)	(7,069)	(5,616)	(7,919)	(6,685)	(9,073)	(5,136)
Net cash provided by (used in) financing activities	(8,425)	(6,515)	(7,206)	(34,601)	(5,916)	(8,219)	(6,685)	(8,608)	(5,136)
Net change in cash	(8,969)	(2,802)	3,205	17,827	939	(4,733)	(815)	1,956	2,839
Cash at beginning of period	18,170	16,283	19,860	-	15,170	18,441	18,711	22,367	3,099
Cash at end of period	$9,201	$13,481	$23,066	$17,827	$16,109	$13,708	$17,896	$24,323	$5,938

Cash paid for income taxes
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$355,000	$-	$-	$-	$-	$-
Acquisition of property	$326,500	$219,300	$260,000	$355,000	$176,290	$255,000	$208,000	$285,000	$160,000
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Cash Flows from Operating Activities:
Net income (loss)	$(2,618)	$1,575	$(3,326)	$2,072	(59,492)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,504	4,024	4,257	2,241	313,879
(Increase) Decrease in assets
Prepaid expenses	(234)	(86)	-	(60)	(13,859)
Deposits	(1,695)	(2,645)	(1,995)	(1,275)	(181,847)
Due (from) to third party property managers	(1,858)	(1,909)	(1,851)	(1,304)	(116,412)
Increase (decrease) in liabilities
Accrued expenses	3,929	3,598	6,025	3,798	380,812
Accounts payable	-	-	-	-	20,915
Tenant Deposits	1,695	2,645	1,995	1,275	181,847
Due to (from) related parties	(5,377)	(6,432)	52,213	735	(1,772)
Net cash provided by (used in) operating activities	(2,654)	770	57,318	7,481	524,070
Cash flows from financing activities
Repayments of amounts due to related party	-	-	(364,165)	-	(2,905,132)
Net proceeds from the issuance of membership units	-	-	339,809	-	2,985,323
Distributions	(6,541)	(5,160)	(7,710)	(5,437)	(525,555)
Net cash provided by (used in) financing activities	(6,541)	(5,160)	(32,066)	(5,437)	(445,364)
Net change in cash	(9,196)	(4,391)	25,252	2,044	78,707
Cash at beginning of period	14,885	4,736	-	18,061	1,223,390
Cash at end of period	$5,690	$346	$25,252	$20,105	$1,302,096

Cash paid for income taxes
Cash paid for interest expenses	$-	$-	$50	$-	$6,762
	$-	$-	$-	$-	$35,834
Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$311,400	$-	$2,790,230
Acquisition of property	$255,000	$250,000	$311,400	$163,000	$22,869,590
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$847,313
Deemed contribution from Manager	$-	$-	$-	$-	$28,591

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Antares	Aramis	Arkoma	Aspen	Athos	Barclay	Bennett	Benny	Bluebell
Cash flows from operating activities:
Net loss	$(8,962)	$(1,437)	$(2,056)	$(6,908)	$(2,573)	$(987)	$(7,990)	$(7,030)	$(1,999)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	-	-	541	1,227	-	701	970	1,168	-
Amortization	-	-	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(910)	(887)	(785)	(954)	(2,382)	(897)	(782)	(2,329)	(962)
Accrued expenses	10,816	3,419	2,113	6,901	6,175	2,325	5,110	7,132	3,029
Due from third party property managers	-	-	(2,240)	(3,359)	-	(1,814)	(1,069)	(870)	-
Due to (from) related party	(944)	(1,095)	2,427	1,042	(1,220)	973	952	342	(67)
Net cash provided by operating activities	-	-	-	(2,052)	-	300	(2,809)	(1,587)	-
Cash flows from financing activities:
Repayments of amounts due to related party	-	-	-	(266,001)	-	-	(211,707)	(256,367)	-
Net proceeds from the issuance of membership units	-	-	-	290,592	-	-	231,957	282,019	-
Distributions	-	-	-	(4,094)	-	-	(2,762)	(3,357)	-
Net cash provided by (used in) financing activities	-	-	-	20,496	-	-	17,488	22,295	-
Net change in cash and cash equivalents	-	-	-	18,445	-	300	14,679	20,708	-
Cash at beginning of period	-	-	-	-	-	-	-	-	-
Cash at end of period	$-	$-	$-	$18,445	$-	$300	$14,679	$20,708	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$312,165	$302,358	$237,946	$269,791	$292,864	$308,585	$213,402	$256,887	$301,226
Acquisition of property	$312,165	$302,358	$237,946	$269,791	$292,864	$308,585	$213,402	$256,887	$301,226
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$-	$-	$-	$(24,338)	$-	$-	$(19,123)	$(23,151)	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$520	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar	Chilhowee	Claremore
Cash flows from operating activities:
Net loss	$(5,140)	$(2,809)	$(8,917)	$(11,136)	$(18,969)	$(2,566)	$(6,295)	$(11,001)	$(5,304)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,431	697	1,285	641	1,719	1,167	-	3,725	539
Amortization	1,456	-	-	-	1,750	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(1,470)	(892)	(997)	(2,318)	(1,447)	(1,078)	(2,154)	(1,518)	(1,350)
Accrued expenses	5,804	2,500	8,682	13,363	6,691	14,451	6,905	11,344	2,762
Due from third party property managers	(5,560)	-	-	-	(2,347)	-	-	(4,766)	(95)
Due to (from) related party	10,465	804	1,068	-	7,753	904	1,681	-	731
Net cash provided by operating activities	6,986	300	1,121	551	(4,849)	12,879	137	(2,216)	(2,718)
Cash flows from financing activities:
Repayments of amounts due to related party	(212,826)	-	(282,608)	(284,511)	(251,809)	(267,952)	-	(323,627)	(236,655)
Net proceeds from the issuance of membership units	224,923	-	303,880	304,551	271,934	285,171	-	347,392	257,198
Distributions	(2,678)	-	(3,619)	-	(3,236)	(3,391)	-	(4,518)	-
Net cash provided by (used in) financing activities	9,419	-	17,654	20,039	16,889	13,828	-	19,247	20,543
Net change in cash and cash equivalents	16,405	300	18,776	20,590	12,039	26,706	137	17,031	17,825
Cash at beginning of period	-	-	-	-	-	-	-	-	-
Cash at end of period	$16,405	$300	$18,776	$20,590	$12,039	$26,706	$137	$17,031	$17,825

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$(129)	$-	$-	$-	$(439)	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$209,875	$306,663	$282,607	$281,956	$252,075	$256,633	$302,414	$326,842	$237,030
Acquisition of property	$209,875	$306,663	$282,607	$281,956	$252,075	$256,633	$302,414	$326,842	$237,030
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$(18,567)	$-	$(25,080)	$(25,259)	$(22,256)	$(23,119)	$-	$(29,138)	$(21,092)
Deemed contribution from Manager	$(1,495)	$-	$-	$375	$321	$-	$-	$763	$375

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Cordero	Cristalino	Emelina	Ethan	Gordon	Haikey	Hamblen	Hancock	Haven
Cash flows from operating activities:
Net loss	$(14,981)	$(25,014)	$(13,144)	$(5,741)	$(5,553)	$(4,724)	$(11,390)	$(9,443)	$(18,807)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	579	2,113	1,712	443	585	-	1,175	618	1,275
Amortization	-	2,135	-	-	-	-	-	-	1,203
Changes in assets and liabilities:
Prepaid expenses	(849)	(2,629)	(1,082)	(801)	(865)	-	(852)	(814)	(1,081)
Accrued expenses	9,866	8,832	6,804	2,260	5,345	1,428	7,833	12,693	10,619
Due from third party property managers	-	(7,384)	(4,483)	(287)	-	-	-	-	-
Due to (from) related party	18,378	12,794	629	894	487	481	392	27	6,572
Net cash provided by operating activities	12,992	(9,154)	(9,564)	(3,232)	-	(2,815)	(2,843)	3,080	(221)
Cash flows from financing activities:
Repayments of amounts due to related party	(273,089)	(303,122)	(254,131)	(193,088)	-	(246,955)	(255,423)	(276,820)	(186,530)
Net proceeds from the issuance of membership units	307,298	334,932	268,740	215,632	-	267,674	283,364	296,290	200,903
Distributions	-	(4,355)	(3,200)	-	-	-	(3,374)	-	(2,610)
Net cash provided by (used in) financing activities	34,208	27,455	11,410	22,544	-	20,719	24,566	19,471	11,762
Net change in cash and cash equivalents	47,201	18,301	1,845	19,312	-	17,904	21,724	22,550	11,542
Cash at beginning of period	-	-	-	-	-	-	-	-	-
Cash at end of period	$47,201	$18,301	$1,845	$19,312	$-	$17,904	$21,724	$22,550	$11,542

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$(2,556)	$-	$-	$-	$-	$-	$-	$(1,848)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$254,613	$309,843	$251,081	$194,938	$257,556	$246,955	$258,621	$272,020	$186,928
Acquisition of property	$254,613	$309,843	$251,081	$194,938	$257,556	$246,955	$258,621	$272,020	$186,928
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$(24,453)	$(27,998)	$(22,130)	$(17,519)	$-	$(22,036)	$(23,387)	$(24,580)	$(16,627)
Deemed contribution from Manager	$375	$4,764	$1,730	$375	$-	$-	$1,102	$375	$206

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Haverhill	Helmerich	Hermanos	Holmes	Liberty	Lithonia	Lucas	Macomber	Mallard
Cash flows from operating activities:
Net loss	$(8,737)	$(4,687)	$(10,983)	$(3,868)	$(3,478)	$(8,742)	$(10,768)	$(302)	$(3,321)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,075	578	2,822	806	575	1,296	584	-	477
Amortization	-	-	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(897)	(1,450)	(2,163)	(660)	(2,067)	(1,008)	(842)	(2,264)	(826)
Accrued expenses	5,593	2,897	15,850	4,039	11,217	8,755	9,314	4,996	2,107
Due from third party property managers	(1,072)	(710)	-	(2,451)	-	-	-	(1,299)	(650)
Due to (from) related party	740	-	5,988	242	(6,247)	2,450	1,713	(1,131)	2,213
Net cash provided by operating activities	(3,297)	(3,372)	11,513	(1,892)	-	2,752	-	-	-
Cash flows from financing activities:
Repayments of amounts due to related party	(234,723)	(256,198)	(323,516)	(175,640)	-	(285,172)	-	-	-
Net proceeds from the issuance of membership units	255,945	277,529	335,436	196,922	-	306,490	-	-	-
Distributions	(2,772)	-	(3,998)	(2,128)	-	(3,319)	-	-	-
Net cash provided by (used in) financing activities	18,450	21,331	7,922	19,154	-	17,998	-	-	-
Net change in cash and cash equivalents	15,153	17,959	19,435	17,262	-	20,750	-	-	-
Cash at beginning of period	-	-	-	-	-	-	-	-	-
Cash at end of period	$15,153	$17,959	$19,435	$17,262	$-	$20,750	$-	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$236,468	$253,910	$310,475	$177,411	$252,808	$285,172	$256,867	$277,110	$209,866
Acquisition of property	$236,468	$253,910	$310,475	$177,411	$252,808	$285,172	$256,867	$277,110	$209,866
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$(21,215)	$(22,791)	$(28,024)	$(15,848)	$-	$(25,440)	$-	$-	$-
Deemed contribution from Manager	$-	$375	$1,366	$375	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Meridian	Montgomery	Palmore	Perdita	Pongo	Portsmouth	Riverwood	Roanoke	Sheezy
Cash flows from operating activities:
Net loss	$(1,824)	$(6,166)	$(5,223)	$(2,635)	$(3,310)	$(11,371)	$(3,987)	$(1,569)	$(4,592)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	606	938	1,378	760	760	978	658	-	2,679
Amortization	-	-	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(1,027)	(826)	(1,890)	(963)	(963)	(727)	(859)	(976)	(814)
Accrued expenses	3,366	5,434	5,247	3,427	4,026	5,236	4,580	2,169	8,412
Due from third party property managers	-	(1,012)	(2,605)	(141)	-	(2,200)	-	-	(4,930)
Due to (from) related party	(193)	625	2,775	(149)	(213)	-	544	376	-
Net cash provided by operating activities	929	(1,007)	(318)	300	300	(8,083)	936	-	756
Cash flows from financing activities:
Repayments of amounts due to related party	-	(204,393)	(200,533)	-	-	(212,797)	-	-	(232,008)
Net proceeds from the issuance of membership units	-	228,673	223,658	-	-	238,923	-	-	251,518
Distributions	-	(2,969)	(2,417)	-	-	(2,844)	-	-	(3,268)
Net cash provided by (used in) financing activities	-	21,310	20,708	-	-	23,282	-	-	16,242
Net change in cash and cash equivalents	929	20,303	20,390	300	300	15,199	936	-	16,998
Cash at beginning of period	-	-	-	-	-	-	-	-	-
Cash at end of period	$929	$20,303	$20,390	$300	$300	$15,199	$936	$-	$16,998

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$266,497	$206,387	$202,141	$334,428	$334,428	$215,026	$289,631	$337,591	$235,087
Acquisition of property	$266,497	$206,387	$202,141	$334,428	$334,428	$215,026	$289,631	$337,591	$235,087
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$-	$(18,767)	$(18,072)	$-	$-	$(19,597)	$-	$-	$(20,833)
Deemed contribution from Manager	$-	$399	$(38)	$-	$-	$375	$-	$-	$2,134

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Sherwood	Summerglen	Tansel	Thomas	Tytus	Watson	Westhaven	Wheeler	Williamson
Cash flows from operating activities:
Net loss	$(1,953)	$(5,770)	$(3,722)	$(7,331)	$(3,580)	$(8,388)	$(7,880)	$(6,385)	$(4,218)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	400	1,110	746	1,005	597	806	1,170	955	-
Amortization	-	-	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(614)	(1,460)	(1,849)	(808)	(787)	(660)	(843)	(829)	(923)
Accrued expenses	2,107	6,292	5,357	5,518	3,682	5,459	5,375	5,392	2,135
Due from third party property managers	-	(1,990)	-	(452)	-	-	(4,017)	(647)	-
Due to (from) related party	59	694	(532)	1,005	88	159	-	711	3,006
Net cash provided by operating activities	-	(1,125)	-	(1,064)	-	(2,625)	(6,194)	(803)	-
Cash flows from financing activities:
Repayments of amounts due to related party	-	(243,363)	-	(219,298)	-	(177,035)	(254,025)	(208,023)	-
Net proceeds from the issuance of membership units	-	264,954	-	238,767	-	196,922	280,637	231,529	-
Distributions	-	(3,155)	-	(3,104)	-	-	(3,341)	(2,754)	-
Net cash provided by (used in) financing activities	-	18,436	-	16,365	-	19,887	23,271	20,752	-
Net change in cash and cash equivalents	-	17,311	-	15,301	-	17,262	17,076	19,949	-
Cash at beginning of period	-	-	-	-	-	-	-	-	-
Cash at end of period	$-	$17,311	$-	$15,301	$-	$17,262	$17,076	$19,949	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$175,864	$244,229	$328,216	$221,093	$262,468	$177,411	$257,274	$210,047	$288,939
Acquisition of property	$175,864	$244,229	$328,216	$221,093	$262,468	$177,411	$257,274	$210,047	$288,939
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$-	$(21,826)	$-	$(19,863)	$-	$(15,848)	$(23,083)	$(18,841)	$-
Deemed contribution from Manager	$-	$865	$-	$-	$-	$375	$375	$375	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Woodland	Woodwind	Wynde	Zane	Consolidated
Cash flows from operating activities:
Net loss	$(9,588)	$(9,209)	$(20,030)	$(4,031)	$(408,527)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					-
Depreciation	367	1,168	572	-	50,177
Amortization	-	-	-	-	6,544
Changes in assets and liabilities:					-
Prepaid expenses	(663)	(915)	(897)	(647)	(66,201)
Accrued expenses	16,132	6,620	17,964	3,442	377,339
Due from third party property managers	-	-	-	-	(58,449)
Due to (from) related party	(6,247)	1,315	166	1,235	77,862
Net cash provided by operating activities	-	(1,021)	(2,225)	-	(21,256)
Cash flows from financing activities:
Repayments of amounts due to related party	-	(255,279)	(251,335)	-	(8,316,560)
Net proceeds from the issuance of membership units	-	277,268	275,851	-	9,055,471
Distributions	-	(3,301)	-	-	(80,564)
Net cash provided by (used in) financing activities	-	18,689	24,516	-	658,347
Net change in cash and cash equivalents	-	17,667	22,291	-	637,091
Cash at beginning of period	-	-	-	-	-
Cash at end of period	$-	$17,667	$22,291	$-	$637,091

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$(4,971)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$161,433	$256,974	$251,710	$164,319	$14,865,149
Acquisition of property	$161,433	$256,974	$251,710	$164,319	$14,865,149
Mortgage payable for acquisition of property					$-
Offering expenses and fees related to issuance of membership units	$-	$(22,802)	$(22,729)	$-	$(745,429)
Deemed contribution from Manager	$-	$-	$375	$-	$17,138

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 3, LLC (“Arrived Homes 3”) is a Delaware series limited liability company formed on January 4, 2023 under the laws of Delaware. Arrived Homes 3, LLC was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series”, that Arrived Holdings, Inc. (the “Manager”) established. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The following lists represents each Arrived Homes 3, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family rental property, along with the date the Series was formed and the date the Series’ LLC acquired the single family rental property as of June 30, 2024.

.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Antares	Arrived GA Antares, LLC	4/24/2023	5/5/2023
Aramis	Arrived GA Aramis, LLC	4/27/2023	5/4/2023
Arkoma	Arrived AR Arkoma, LLC	4/6/2023	4/18/2023
Arya	Arrived AR Arya, LLC	9/27/2023	10/18/2023
Aspen	Arrived GA Aspen, LLC	2/27/2023	3/16/2023
Athos	Arrived GA Athos, LLC	4/27/2023	5/9/2023
Barclay	Arrived NC Barclay, LLC	4/17/2023	4/26/2023
Bean	Arrived TN Bean, LLC	2/23/2023	9/13/2023
Bennett	Arrived GA Bennett, LLC	1/0/1900	3/16/2023
Benny	Arrived OK Benny, LLC	2/22/2023	3/21/2023
Bluebell	Arrived KY Bluebell, LLC	4/6/2023	5/4/2023
Bowling	Arrived Series Bowling, a series of Arrived Homes 3, LLC	12/7/2022	2/14/2023
Bradford	Arrived NC Bradford, LLC	4/6/2023	4/25/2023
Brookwood	Arrived GA Brookwood, LLC	2/27/2023	3/9/2023
Bryant	Arrived GA Bryant, LLC	3/21/2023	4/20/2023
Caden	Arrived Series Caden, a series of Arrived Homes 3, LLC	1/23/2023	2/21/2023
Camellia	Arrived Series Camellia, a series of Arrived Homes 3, LLC	1/23/2023	2/14/2023
Caterpillar	Arrived FL Caterpillar, LLC	4/21/2023	5/2/2023
Chilhowee	Arrived TN Chilhowee, LLC	12/21/2022	12/28/2022
Claremore	Arrived OK Claremore, LLC	2/17/2023	4/27/2023
Collinison	Arrived TN Collinison, LLC	10/30/2023	11/15/2023
Cordero	Arrived NM Cordero, LLC	1/24/2023	4/18/2023
Cristalino	Arrived NM Cristalino, LLC	12/21/2022	2/13/2023
Ellie	Arrived TN Ellie, LLC	9/11/2023	9/13/2023
Emelina	Arrived Series Emelina, a series of Arrived Homes 3, LLC	1/10/2023	2/8/2023
Ethan	Arrived Series Ethan, a series of Arrived Homes 3, LLC	3/16/2023	4/27/2023
Frances	Arrived MS Frances, LLC	10/18/2023	12/6/2023
Glenncrest	Arrived Series Glenncrest, a series of Arrived Homes 3, LLC	11/1/2023	11/15/2023
Gordon	Arrived GA Gordon, LLC	3/21/2023	4/11/2023
Haikey	Arrived OK Haikey, LLC	2/17/2023	5/17/2023
Hamblen	Arrived TN Hamblen, LLC	3/10/2023	3/30/2023
Hancock	Arrived GA Hancock, LLC	3/28/2023	4/27/2023
Hardman	Arrived TN Hardman, LLC	10/24/2023	11/2/2023
Haven	Arrived Series Haven, a series of Arrived Homes 3, LLC	11/30/2022	2/21/2023
Haverhill	Arrived GA Haverhill, LLC	2/27/2023	3/16/2023
Haybridge	Arrived NC Haybridge, LLC	9/28/2023	10/18/2023
Hedgecrest	Arrived NC Hedgecrest, LLC	9/28/2023	10/18/2023
Helmerich	Arrived OK Helmerich, LLC	2/17/2023	4/19/2023
Hermanos	Arrived NM Hermanos, LLC	12/22/2022	1/31/2023
Holmes	Arrived AR Holmes, LLC	3/7/2023	3/29/2023
Johnson	Arrived TN Johnson, LLC	6/20/2024	6/26/2024
Keystone	Arrived TN Keystone, LLC	10/31/2023	12/6/2023
Laurel	Arrived TN Laurel, LLC	1/19/2024	1/24/2024
Layla	Arrived TN Layla, LLC	10/23/2023	11/15/2023
Liberty	Arrived GA Liberty, LLC	3/10/2023	4/25/2023
Lithonia	Arrived GA Lithonia, LLC	2/27/2023	3/16/2023
Lola	Arrived TN Lola, LLC	10/23/2023	11/15/2023
Lucas	Arrived GA Lucas, LLC	3/21/2023	4/20/2023
Macomber	Arrived GA Macomber, LLC	3/28/2023	5/2/2023
Mallard	Arrived Series Mallard, a series of Arrived Homes 3, LLC	3/16/2023	4/28/2023
Marcy	Arrived AR Marcy, LLC	9/27/2023	10/18/2023
Meridian	Arrived Series Meridian, a series of Arrived Homes 3, LLC	3/28/2023	4/21/2023
Montgomery	Arrived Series Montgomery, a series of Arrived Homes 3, LLC	2/28/2023	3/22/2023
Northbrook	Arrived MS Northbrook, LLC	10/18/2023	11/20/2023
Northridge	Arrived KY Northridge, LLC	11/21/2023	12/13/2023
Oakland	Arrived TN Oakland, LLC	10/19/2023	10/25/2023
Palmore	Arrived Series Palmore, a series of Arrived Homes 3, LLC	1/26/2023	2/23/2023
Pebblestone	Arrived TN Pebblestone, LLC	10/31/2023	12/6/2023
Perdita	Arrived NC Perdita, LLC	4/17/2023	4/27/2023
Phoebe	Arrived TN Phoebe, LLC	12/13/2023	12/27/2023
Pongo	Arrived NC Pongo, LLC	4/17/2023	4/27/2023
Portsmouth	Arrived VA Portsmouth, LLC	3/2/2023	3/15/2023
Rachel	Arrived TN Rachel, LLC	11/1/2023	11/29/2023
Ratliff	Arrived TN Ratliff, LLC	10/19/2023	10/25/2023
Riverwood	Arrived GA Riverwood, LLC	3/21/2023	4/26/2023
Roanoke	Arrived VA Roanoke, LLC	4/28/2023	5/11/2023
Ross	Arrived TN Ross, LLC	11/1/2023	11/29/2023
Sansa	Arrived AR Sansa, LLC	9/27/2023	10/18/2023
Sedgefield	Arrived NC Sedgefield, LLC	1/22/2024	2/2/2024
Sheezy	Arrived TN Sheezy, LLC	11/30/2022	12/21/2022
Sherwood	Arrived AR Sherwood, LLC	3/28/2023	4/25/2023
Summerglen	Arrived OK Summerglen, LLC	2/17/2023	3/29/2023
Tansel	Arrived GA Tansel, LLC	4/18/2023	4/26/2023
Thomas	Arrived GA Thomas, LLC	2/27/2023	3/16/2023
Tytus	Arrived OH Tytus, LLC	4/13/2023	4/27/2023
Vanzant	Arrived AR Vanzant, LLC	11/29/2023	12/6/2023
Watson	Arrived AR Watson, LLC	3/7/2023	3/29/2023
Westhaven	Arrived VA Westhaven, LLC	3/2/2023	3/31/2023
Wheeler	Arrived Series Wheeler, a series of Arrived Homes 3, LLC	3/6/2023	3/31/2023
Williamson	Arrived VA Williamson, LLC	3/2/2023	5/8/2023
Woodland	Arrived Series Woodland, a series of Arrived Homes 3, LLC	1/0/1900	4/19/2023
Woodwind	Arrived GA Woodwind, LLC	2/27/2023	3/9/2023
Wynde	Arrived Series Wynde, a series of Arrived Homes 3, LLC	3/28/2023	4/26/2023
Wyndhurst	Arrived Series Wyndhurst, a series of Arrived Homes 3, LLC	11/17/2023	11/29/2023
Zane	Arrived Series Zane, a series of Arrived Homes 3, LLC	4/13/2023	5/5/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Series conform to accounting principles generally accepted in the United States of America (GAAP). The Series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 3, LLC (the “Company”) and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash and other current liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value due to the interest rates on this debt approximating current market interest rates.

Management Fee

The Manager will receive from each Series an annual asset management fee equal to six-tenths of a percent (0.6%) of the Series purchase price per year. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

The company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Streetlane (formerly Great Jones)

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to eight percent (8%) of all rents and fees as remitted to the series or a minimum property management fee of $99 on a monthly basis and paid to the property manager pursuant to the property management agreement. As of October 2023, all properties formerly managed by Great Jones are now managed by Streetlane as a result of a merger between Streetlane and Great Jones. All property management agreements between the relevant series and Great Jones remain in full force and effect.

Mynd Property Management

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to six percent (6%) of all rents and fees as remitted to the series or a minimum property management fee of $84 on a monthly basis and paid to the property manager pursuant to the property management agreement.

The property manager for each Series is specified in the latest Offering Circular under “The Series Properties Being Offered.”

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, dividends, audit and tax fees, and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Series. Tenant deposit liabilities represent security deposits received by tenant customers. This encompasses deposits administered by property management entities and liabilities associated with tenant deposits.

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly.

The Company and Series determined it was not necessary to record an allowance for credit losses as of June 30, 2024.

 Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Series’ property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company and Series continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Series did not record any impairment losses on long-lived assets for the period ended June 30, 2024.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company and Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company and Series recognizes rental revenue on a monthly basis when earned.

Comprehensive Income (Loss)

The Company and Series follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company follows FASB ASC 740 when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Each Arrived Homes 3 series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes, pursuant to subchapter C or the Internal Revenue Code.

Furthermore, each series complies with the requirements to be a Real Estate Investment Trust (“REIT”), a special type of C corporation that files tax form 1120-REIT.  A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members’ as an expense.  Therefore, if a REIT paid out all profit and capital gains to its members it could potentially report no taxable income.  Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REIT’s a deduction for dividends paid.  Since our series generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states.  In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state.    There is no state tax liability for members based on the locations of properties held in the REIT’s.  The rules for state tax loss carryforwards vary by state as some conform to the Federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recently issued and not yet adopted and adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company and Series adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company and Series adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company and Series adopted this new guidance upon inception utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s and Series’ consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet adopted, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company and Series will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

June 30, 2024
Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Antares	$234,124	$78,041	$-	$312,165	$(8,514)	$303,651
Aramis	226,769	75,590	-	302,358	(8,246)	294,112
Arkoma	178,459	59,486	-	237,946	(7,030)	230,916
Arya	135,657	45,219	-	180,876	(2,878)	177,998
Aspen	202,343	67,448	-	269,791	(8,584)	261,206
Athos	219,648	73,216	5,840	298,704	(8,766)	289,938
Barclay	231,439	77,146	-	308,585	(9,117)	299,467
Bean	221,579	73,860	-	295,438	(5,372)	290,066
Bennett	160,052	53,351	-	213,402	(6,790)	206,612
Benny	192,665	64,222	-	256,887	(8,174)	248,713
Bluebell	225,920	75,307	-	301,226	(8,215)	293,011
Bowling	157,406	52,469	-	209,875	(7,155)	202,720
Bradford	229,997	76,666	-	306,663	(9,057)	297,605
Brookwood	211,955	70,652	-	282,607	(8,992)	273,615
Bryant	211,467	70,489	5,470	287,426	(9,425)	278,001
Caden	189,056	63,019	-	252,075	(8,594)	243,482
Camellia	192,475	64,158	13,114	269,747	(11,226)	258,521
Caterpillar	226,811	75,604	-	302,414	(8,248)	294,166
Chilhowee	245,882	80,960	-	326,842	(12,667)	314,176
Claremore	177,773	59,258	-	237,030	(7,003)	230,027
Collinison	228,338	75,250	-	303,588	(4,152)	299,436
Cordero	190,960	63,653	21,346	275,959	(8,428)	267,531
Cristalino	232,382	77,461	-	309,843	(10,563)	299,280
Ellie	217,159	72,386	-	289,546	(5,264)	284,281
Emelina	188,311	62,770	6,975	258,056	(10,187)	247,869
Ethan	146,204	48,735	6,186	201,124	(6,894)	194,230
Frances	211,050	69,498	-	280,547	(3,198)	277,349
Glenncrest	219,509	72,500	-	292,009	(3,991)	288,018
Gordon	193,167	64,389	-	257,556	(7,610)	249,947
Haikey	185,216	61,739	-	246,955	(6,735)	240,220
Hamblen	193,966	64,655	-	258,621	(8,229)	250,392
Hancock	204,015	68,005	5,175	277,195	(9,072)	268,123
Hardman	292,918	97,639	-	390,558	(5,326)	385,232
Haven	140,196	46,732	-	186,928	(6,373)	180,555
Haverhill	177,351	59,117	-	236,468	(7,524)	228,944
Haybridge	271,195	90,398	-	361,593	(5,753)	355,840
Hedgecrest	271,195	90,398	-	361,593	(5,753)	355,840
Helmerich	190,433	63,478	-	253,910	(7,502)	246,408
Hermanos	232,856	77,619	16,803	327,278	(15,036)	312,242
Holmes	133,058	44,353	-	177,411	(5,645)	171,766
Johnson	248,064	81,518	-	329,582	-	329,582
Keystone	263,140	86,695	-	349,835	(3,987)	345,848
Laurel	254,681	83,811	-	338,492	(3,087)	335,405
Layla	244,911	81,637	-	326,548	(4,453)	322,095
Liberty	189,606	63,202	20,979	273,787	(9,036)	264,751
Lithonia	213,879	71,293	10,745	295,917	(9,611)	286,306
Lola	227,929	75,976	-	303,905	(4,144)	299,761
Lucas	192,650	64,217	5,675	262,542	(7,589)	254,953
Macomber	207,833	69,278	5,068	282,178	(8,487)	273,691
Mallard	157,399	52,466	-	209,866	(6,201)	203,665
Marcy	135,657	45,219	-	180,876	(2,878)	177,998
Meridian	199,873	66,624	8,575	275,072	(8,445)	266,627
Montgomery	154,790	51,597	13,590	219,977	(7,020)	212,958
Northbrook	212,953	70,984	-	283,937	(3,872)	280,065
Northridge	194,437	67,475	-	261,912	(2,946)	258,966
Oakland	232,207	77,402	-	309,609	(4,926)	304,684
Palmore	151,605	50,535	6,990	209,131	(7,823)	201,307
Pebblestone	255,302	84,106	-	339,409	(3,868)	335,540
Perdita	250,821	83,607	-	334,428	(9,881)	324,547
Phoebe	210,002	69,026	-	279,028	(3,182)	275,846
Pongo	250,821	83,607	-	334,428	(9,881)	324,547
Portsmouth	161,270	53,757	-	215,026	(6,842)	208,184
Rachel	218,441	72,814	-	291,255	(3,972)	287,283
Ratliff	241,684	80,561	-	322,245	(5,127)	317,118
Riverwood	217,223	72,408	10,721	300,352	(10,341)	290,011
Roanoke	253,193	84,398	-	337,591	(9,207)	328,384
Ross	252,016	84,005	-	336,021	(4,582)	331,439
Sansa	135,657	45,219	-	180,876	(2,878)	177,998
Sedgefield	220,746	75,725	-	296,471	(2,007)	294,464
Sheezy	176,837	58,250	-	235,087	(9,110)	225,977
Sherwood	131,898	43,966	-	175,864	(5,196)	170,668
Summerglen	183,172	61,057	-	244,229	(7,771)	236,458
Tansel	246,162	82,054	-	328,216	(9,697)	318,519
Thomas	165,820	55,273	-	221,093	(7,035)	214,058
Tytus	196,851	65,617	-	262,468	(7,755)	254,713
Vanzant	267,416	88,750	-	356,166	(4,052)	352,114
Watson	133,058	44,353	-	177,411	(5,645)	171,766
Westhaven	192,956	64,319	-	257,274	(8,186)	249,088
Wheeler	157,535	52,512	-	210,047	(6,683)	203,363
Williamson	216,704	72,235	-	288,939	(7,880)	281,059
Woodland	121,075	40,358	7,252	168,685	(6,220)	162,465
Woodwind	192,730	64,243	-	256,974	(8,176)	248,797
Wynde	188,783	62,928	5,914	257,624	(8,324)	249,300
Wyndhurst	234,133	78,044	-	312,177	(4,257)	307,920
Zane	123,239	41,080	-	164,319	(4,481)	159,838
	$17,268,107	$5,751,132	$176,418	$23,195,656	$(584,022)	$22,611,634

June 30, 2023
Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Antares	$234,124	$78,041	$-	$312,165	$-	$312,165
Aramis	226,769	75,590	-	302,358	-	302,358
Arkoma	178,459	59,486	-	237,946	(541)	237,405
Aspen	202,343	67,448	-	269,791	(1,226)	268,564
Athos	219,648	73,216	-	292,864	-	292,864
Barclay	231,439	77,146	-	308,585	(701)	307,883
Bennett	160,052	53,351	-	213,402	(970)	212,432
Benny	192,665	64,222	-	256,887	(1,168)	255,719
Bluebell	225,920	75,307	-	301,226	-	301,226
Bowling	157,406	52,469	-	209,875	(1,431)	208,444
Bradford	229,997	76,666	-	306,663	(697)	305,966
Brookwood	211,955	70,652	-	282,607	(1,285)	281,323
Bryant	211,467	70,489	-	281,956	(641)	281,315
Caden	189,056	63,019	-	252,075	(1,719)	250,356
Camellia	192,475	64,158	13,114	269,747	(1,167)	268,580
Caterpillar	226,811	75,604	-	302,414	-	302,414
Chilhowee	245,882	80,960	-	326,842	(3,726)	323,117
Claremore	177,773	59,258	-	237,030	(539)	236,491
Cordero	190,960	63,653	21,346	275,959	(579)	275,380
Cristalino	232,382	77,461	-	309,843	(2,113)	307,730
Emelina	188,311	62,770	6,975	258,056	(1,712)	256,344
Ethan	146,204	48,735	-	194,938	(443)	194,495
Gordon	193,167	64,389	-	257,556	(585)	256,971
Haikey	185,216	61,739	-	246,955	-	246,955
Hamblen	193,966	64,655	-	258,621	(1,176)	257,445
Hancock	204,015	68,005	5,175	277,195	(618)	276,577
Haven	140,196	46,732	-	186,928	(1,275)	185,653
Haverhill	177,351	59,117	-	236,468	(1,075)	235,393
Helmerich	190,433	63,478	-	253,910	(577)	253,333
Hermanos	232,856	77,619	16,803	327,278	(2,822)	324,455
Holmes	133,058	44,353	-	177,411	(806)	176,604
Liberty	189,606	63,202	7,230	260,038	(575)	259,463
Lithonia	213,879	71,293	-	285,172	(1,296)	283,876
Lucas	192,650	64,217	-	256,867	(584)	256,283
Macomber	207,833	69,278	-	277,110	-	277,110
Mallard	157,399	52,466	-	209,866	(477)	209,389
Meridian	199,873	66,624	-	266,497	(606)	265,891
Montgomery	154,790	51,597	-	206,387	(938)	205,449
Palmore	151,605	50,535	-	202,141	(1,378)	200,762
Perdita	250,821	83,607	-	334,428	(760)	333,668
Pongo	250,821	83,607	-	334,428	(760)	333,668
Portsmouth	161,270	53,757	-	215,026	(977)	214,049
Riverwood	217,223	72,408	-	289,631	(658)	288,973
Roanoke	253,193	84,398	-	337,591	-	337,591
Sheezy	176,837	58,250	-	235,087	(2,679)	232,407
Sherwood	131,898	43,966	-	175,864	(400)	175,464
Summerglen	183,172	61,057	-	244,229	(1,110)	243,119
Tansel	246,162	82,054	-	328,216	(746)	327,470
Thomas	165,820	55,273	-	221,093	(1,005)	220,088
Tytus	196,851	65,617	-	262,468	(597)	261,871
Watson	133,058	44,353	-	177,411	(806)	176,604
Westhaven	192,956	64,319	-	257,274	(1,169)	256,105
Wheeler	157,535	52,512	-	210,047	(955)	209,092
Williamson	216,704	72,235	-	288,939	-	288,939
Woodland	121,075	40,358	7,252	168,685	(367)	168,318
Woodwind	192,730	64,243	-	256,974	(1,168)	255,806
Wynde	188,783	62,928	-	251,710	(572)	251,138
Zane	123,239	41,080	-	164,319	-	164,319
	$11,150,134	$3,715,015	$77,895	$14,943,044	$(50,173)	$14,892,871

Depreciation expense was $313,879 and $50,177 for the periods ending June 30, 2024 and 2023.

NOTE 5: MORTGAGE PAYABLE, NET

During the six months ended June 30, 2024, the following Series obtained mortgages:

Arrived Series Johnson (“Johnson”) obtained a mortgage from a related party lender in the amount of $305,663, with an annual interest rate of 7.5%. During the six months ended June 30, 2024, Johnson recognized interest expense of $191.

Arrived Series Oakland (“Oakland”) obtained a mortgage from a related party lender in the amount of $291,650 with an annual interest rate of 7.5%. During the six months ended June 30, 2024, Oakland recognized interest expense of $7,656.

Arrived Series Sedgefield (“Sedgefield”) obtained a mortgage from a related party lender in the amount of $250,000, with an annual interest rate of 7.5%. During the six months ended June 30, 2024, Sedgefield recognized interest expense of $7,917.

NOTE 6: MEMBERS’ EQUITY

Each Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

As of June 30, 2024 and 2023, the Series closed on its public offerings for net proceeds of $24,041,759 and $9,055,471, respectively. The following is a summary of the public offerings by each Series.

June 30, 2024
Series	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative brokerage fee (1%)	Net cumulative offering expense (2%)
Antares	33,877	$338,767	$3,660	$7,323
Aramis	32,639	326,387	3,527	7,056
Arkoma	26,220	262,196	2,834	5,670
Arya	20,388	203,882	2,199	4,399
Aspen	29,049	290,492	3,149	6,299
Athos	31,799	317,994	3,435	6,871
Barclay	33,659	336,588	3,636	7,276
Bean	31,546	315,457	3,411	6,832
Bennett	23,196	231,957	2,511	5,022
Benny	28,152	281,519	3,052	6,119
Bluebell	32,867	328,666	3,551	7,103
Bowling	22,492	224,923	2,435	4,872
Bradford	33,450	334,496	3,613	7,231
Brookwood	30,358	303,580	3,290	6,580
Bryant	30,405	304,051	3,298	6,611
Caden	27,153	271,534	2,942	5,884
Camellia	28,497	284,971	3,083	6,166
Caterpillar	33,090	330,900	3,574	7,156
Chilhowee	34,739	347,392	3,765	7,533
Claremore	25,690	256,898	2,783	5,569
Collinison	32,960	329,596	3,561	7,123
Cordero	30,710	307,098	3,318	6,635
Cristalino	33,403	334,032	3,629	7,259
Ellie	30,966	309,658	3,347	6,695
Emelina	26,834	268,340	2,909	5,821
Ethan	21,612	216,125	2,339	4,677
Frances	30,429	304,290	3,277	6,583
Glenncrest	31,079	310,787	3,361	6,722
Gordon	28,116	281,165	3,044	6,091
Haikey	26,747	267,474	2,897	5,799
Hamblen	28,286	282,864	3,068	6,139
Hancock	29,529	295,290	3,209	6,431
Hardman	41,359	413,590	4,474	8,947
Haven	20,090	200,903	2,175	4,352
Haverhill	25,595	255,945	2,772	5,543
Haybridge	39,084	390,838	4,224	8,448
Hedgecrest	39,084	390,838	4,224	8,448
Helmerich	27,753	277,529	3,003	6,018
Hermanos	33,494	334,936	3,635	7,279
Holmes	19,632	196,322	2,128	4,260
Johnson	-	-	-	-
Keystone	37,269	372,691	4,030	8,059
Laurel	36,471	364,707	3,941	7,882
Layla	35,446	354,460	3,829	7,661
Liberty	27,609	276,091	2,982	5,967
Lithonia	30,599	305,990	3,319	6,641
Lola	32,962	329,623	3,561	7,126
Lucas	27,906	279,063	3,021	6,046
Macomber	30,218	302,176	3,272	6,543
Mallard	23,264	232,637	2,511	5,022
Marcy	20,390	203,902	2,200	4,399
Meridian	29,162	291,625	3,155	6,310
Montgomery	22,827	228,273	2,474	4,953
Northbrook	30,877	308,771	3,336	6,673
Northridge	29,580	295,804	3,196	6,391
Oakland	-	-	-	-
Palmore	22,366	223,658	2,417	4,835
Pebblestone	36,178	361,784	3,912	7,824
Perdita	36,258	362,584	3,922	7,844
Phoebe	30,261	302,613	3,269	6,538
Pongo	36,229	362,287	3,919	7,844
Portsmouth	23,862	238,623	2,585	5,172
Rachel	31,621	316,212	3,416	6,842
Ratliff	34,849	348,489	3,765	7,536
Riverwood	32,546	325,457	3,511	7,032
Roanoke	36,716	367,163	3,967	7,941
Ross	36,445	364,451	3,937	7,882
Sansa	20,390	203,902	2,200	4,399
Sedgefield	-	-	-	-
Sheezy	25,152	251,518	2,724	5,459
Sherwood	19,889	198,895	2,145	4,290
Summerglen	26,495	264,954	2,868	5,738
Tansel	35,604	356,037	3,847	7,696
Thomas	23,877	238,767	2,586	5,197
Tytus	28,470	284,702	3,076	6,152
Vanzant	38,474	384,745	4,159	8,317
Watson	19,662	196,622	2,128	4,260
Westhaven	28,034	280,337	3,037	6,086
Wheeler	23,153	231,529	2,504	5,017
Williamson	31,100	310,999	3,360	6,721
Woodland	18,068	180,681	1,953	3,906
Woodwind	27,727	277,268	3,001	6,001
Wynde	27,555	275,551	2,986	5,973
Wyndhurst	33,981	339,809	3,672	7,349
Zane	18,604	186,045	2,006	4,019
	2,404,176	$24,041,759	$260,036	$520,385

June 30, 2023
Series	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative brokerage fee (1%)	Net cumulative offering expense (2%)
Antares	-	$-	$-	$-
Aramis	-	-	-	-
Arkoma	-	-	-	-
Aspen	29,059	290,592	3,149	6,299
Athos	-	-	-	-
Barclay	-	-	-	-
Bennett	23,196	231,957	2,511	5,022
Benny	28,202	282,019	3,052	6,119
Bluebell	-	-	-	-
Bowling	22,492	224,923	2,435	4,872
Bradford	-	-	-	-
Brookwood	30,388	303,880	3,290	6,580
Bryant	30,455	304,551	3,298	6,611
Caden	27,193	271,934	2,942	5,884
Camellia	28,517	285,171	3,083	6,166
Caterpillar	-	-	-	-
Chilhowee	34,739	347,392	3,765	7,533
Claremore	25,720	257,198	2,783	5,569
Cordero	30,730	307,298	3,318	6,635
Cristalino	33,493	334,932	3,629	7,259
Emelina	26,874	268,740	2,909	5,821
Ethan	21,563	215,632	2,332	4,677
Gordon	-	-	-	-
Haikey	26,767	267,674	2,897	5,799
Hamblen	28,336	283,364	3,068	6,139
Hancock	29,629	296,290	3,209	6,431
Haven	20,090	200,903	2,175	4,352
Haverhill	25,595	255,945	2,772	5,543
Helmerich	27,753	277,529	3,003	6,018
Hermanos	33,544	335,436	3,635	7,279
Holmes	19,692	196,922	2,128	4,260
Liberty	-	-	-	-
Lithonia	30,649	306,490	3,319	6,641
Lucas	-	-	-	-
Macomber	-	-	-	-
Mallard	-	-	-	-
Meridian	-	-	-	-
Montgomery	22,867	228,673	2,474	4,953
Palmore	22,366	223,658	2,417	4,835
Perdita	-	-	-	-
Pongo	-	-	-	-
Portsmouth	23,892	238,923	2,585	5,172
Riverwood	-	-	-	-
Roanoke	-	-	-	-
Sheezy	25,152	251,518	2,724	5,459
Sherwood	-	-	-	-
Summerglen	26,495	264,954	2,868	5,738
Tansel	-	-	-	-
Thomas	23,877	238,767	2,586	5,197
Tytus	-	-	-	-
Watson	19,692	196,922	2,128	4,260
Westhaven	28,064	280,637	3,037	6,086
Wheeler	23,153	231,529	2,504	5,017
Williamson	-	-	-	-
Woodland	-	-	-	-
Woodwind	27,727	277,268	3,001	6,001
Wynde	27,585	275,851	2,986	5,973
Zane	-	-	-	-
	905,547	$9,055,471	$98,009	$196,200

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross proceeds from the issuance of membership interests, which amounted to the net cumulative amount of $520,385 and $196,200 during the six months ended June 30, 2024 and 2023.

Distributions

During the six months ended June 30, 2024 and 2023, 83 and 25 Series, respectively, recorded distributions to the investors of the respective Series totaling $525,555 and $80,564, respectively, which were recorded as a reduction to members’ capital.

The following table reflects total distributions by Series during the six months ended June 30, 2024 and 2023.

Series	June 30, 2024	June 30, 2023
Antares	$7,137	$-
Aramis	6,806	-
Arkoma	6,519	-
Arya	5,080	-
Aspen	4,061	4,094
Athos	7,557	-
Barclay	7,963	-
Bean	8,287	-
Bennett	6,277	2,762
Benny	6,616	3,357
Bluebell	8,202	-
Bowling	5,381	2,678
Bradford	7,263	-
Brookwood	6,576	3,619
Bryant	6,886	-
Caden	5,463	3,236
Camellia	7,425	3,391
Caterpillar	5,790	-
Chilhowee	9,451	4,518
Claremore	6,649	-
Collinison	7,725	-
Cordero	8,852	-
Cristalino	2,462	4,355
Ellie	7,532	-
Emelina	5,229	3,200
Ethan	3,877	-
Frances	7,791	-
Glenncrest	1,311	-
Gordon	7,245	-
Haikey	6,659	-
Hamblen	7,693	3,374
Hancock	6,664	-
Hardman	9,434	-
Haven	2,871	2,610
Haverhill	3,464	2,772
Haybridge	8,111	-
Hedgecrest	4,900	-
Helmerich	6,811	-
Hermanos	2,178	3,998
Holmes	5,814	2,128
Johnson	-	-
Keystone	8,461	-
Laurel	1,457	-
Layla	8,805	3,319
Liberty	5,367	-
Lithonia	5,471	-
Lola	8,012	-
Lucas	8,036	-
Macomber	7,426	-
Mallard	6,880	-
Marcy	5,101	2,969
Meridian	6,941	-
Montgomery	2,124	-
Northbrook	4,802	-
Northridge	4,824	2,417
Oakland	1,369	-
Palmore	4,712	-
Pebblestone	8,447	-
Perdita	7,491	-
Phoebe	1,242	2,844
Pongo	7,720	-
Portsmouth	6,950	-
Rachel	4,988	-
Ratliff	6,966	-
Riverwood	6,882	-
Roanoke	9,758	-
Ross	9,135	3,268
Sansa	5,229	-
Sedgefield	-	3,155
Sheezy	7,517	-
Sherwood	5,213	3,104
Summerglen	7,026	-
Tansel	8,425	-
Thomas	6,515	-
Tytus	7,905	3,341
Vanzant	7,069	2,754
Watson	5,616	-
Westhaven	7,919	-
Wheeler	6,685	3,301
Williamson	9,073	-
Woodland	5,136	-
Woodwind	6,541	-
Wynde	5,160	-
Wyndhurst	7,710	-
Zane	5,437	-
	$525,555	$80,564

NOTE 7: RELATED PARTY TRANSACTIONS

The Series’ Manager, Arrived Holdings, Inc., is a managing member with common management of the Series.

Mortgage Payable

Certain Series entered into mortgages with the Manager in connection with the purchases of the respective properties. The mortgages with the Manager are referenced in Note 5.

Due from (to) Related Party

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2024 and 2023, certain Series owed an aggregate of $424,522 and $6,643,836 including the initial funding for the certain properties’ purchases. As of June 30, 2024 and 2023, certain Series were owed an aggregate of $3,121 and $7,942 from the Manager. These advances are interest-free and do not have defined repayment terms.

Deemed Contributions

During the six months ended June 30, 2024 and 2023, certain Series received deemed contributions from the Manager, amounting to $28,591 and $17,138, respectively, in exchange for forgiveness of previously due amounts.

Management Compensation

During the six months ended June 30, 2024 and 2023, total management fees charged by the Manager, including asset management fees and property management fees, were an aggregate of $96,853 and $15,583.

The following table reflects the total management compensations paid by Series during the six months ended June 30, 2024 and 2023.

Series	Sourcing fees	Financing and holding expenses	Offering expense	Asset management fee	Reimbursement of acquisition expenses	Property management fee, related party
Antares	$10,850	$5,420	$7,323	$1,085	$-	$514
Aramis	10,500	5,250	7,056	1,050	180	513
Arkoma	8,290	4,450	5,670	830	-	288
Arya	6,300	3,150	4,399	630	-	228
Aspen	9,370	5,520	6,299	803	-	140
Athos	10,150	5,070	6,871	1,015	190	579
Barclay	10,740	5,370	7,276	1,075	820	476
Bean	10,240	5,120	6,832	1,025	-	547
Bennett	7,400	4,190	5,022	635	-	170
Benny	8,920	5,060	6,119	765	-	423
Bluebell	10,500	5,250	7,103	1,050	-	598
Bowling	7,280	3,980	4,872	624	-	-
Bradford	10,670	5,330	7,231	1,068	-	502
Brookwood	9,810	5,400	6,580	842	-	187
Bryant	9,790	5,560	6,611	840	-	564
Caden	8,750	4,680	5,884	750	-	207
Camellia	8,920	4,950	6,166	765	-	-
Caterpillar	10,500	5,250	7,156	1,050	-	180
Chilhowee	11,330	6,510	7,533	972	-	793
Claremore	8,200	4,540	5,569	704	-	356
Collinison	10,530	5,260	7,123	903	-	552
Cordero	8,920	5,580	6,635	765	-	597
Cristalino	10,850	6,260	7,259	930	-	530
Ellie	10,030	5,010	6,695	1,003	-	599
Emelina	8,750	4,650	5,821	750	-	388
Ethan	6,750	3,760	4,677	579	-	251
Frances	9,720	4,860	6,583	417	2,500	421
Glenncrest	10,150	5,070	6,722	(290)	2,500	508
Gordon	8,920	5,210	6,091	893	-	404
Haikey	8,560	4,780	5,799	734	-	399
Hamblen	8,960	5,220	6,139	769	-	544
Hancock	9,450	5,490	6,431	810	-	508
Hardman	13,560	6,780	8,947	1,163	-	774
Haven	6,470	3,630	4,352	555	-	256
Haverhill	8,210	4,690	5,543	704	-	315
Haybridge	12,600	6,300	8,448	1,080	-	390
Hedgecrest	12,600	6,300	8,448	1,080	-	269
Helmerich	8,900	4,870	6,018	763	-	408
Hermanos	10,850	6,260	7,279	930	-	471
Holmes	6,170	3,290	4,260	529	-	209
Johnson	-	-	-	-	-	-
Keystone	12,130	6,060	8,059	1,040	-	526
Laurel	11,730	5,860	7,882	168	2,500	525
Layla	11,320	5,660	7,661	1,133	-	397
Liberty	8,750	4,370	5,967	875	250	499
Lithonia	9,900	5,580	6,641	849	-	74
Lola	10,530	5,260	7,126	1,054	-	534
Lucas	8,920	5,040	6,046	893	-	542
Macomber	9,620	5,540	6,543	963	-	595
Mallard	7,280	3,640	5,022	728	610	418
Marcy	6,300	3,150	4,399	630	-	134
Meridian	9,270	5,150	6,310	928	-	312
Montgomery	7,170	4,170	4,953	275	-	228
Northbrook	9,860	4,930	6,673	846	-	245
Northridge	9,440	4,720	6,391	810	2,500	131
Oakland	-	-	-	(461)	-	340
Palmore	7,000	3,820	4,835	600	-	191
Pebblestone	11,770	5,880	7,824	1,009	-	470
Perdita	11,630	6,200	7,844	1,164	-	538
Phoebe	9,660	4,830	6,538	(276)	2,500	251
Pongo	11,630	6,200	7,844	1,164	-	586
Portsmouth	7,450	4,390	5,172	639	-	386
Rachel	10,100	5,050	6,842	433	2,500	264
Ratliff	11,170	5,580	7,536	1,117	-	343
Riverwood	10,080	5,040	7,032	1,008	(294)	163
Roanoke	11,720	5,860	7,941	1,173	130	896
Ross	11,650	5,820	7,882	500	2,500	613
Sansa	6,300	3,150	4,399	630	-	244
Sedgefield	-	-	-	-	-	275
Sheezy	8,150	4,500	5,459	699	-	446
Sherwood	6,120	3,060	4,290	613	-	223
Summerglen	8,460	4,760	5,738	687	-	478
Tansel	11,420	5,710	7,696	1,143	-	569
Thomas	7,670	4,410	5,197	658	-	189
Tytus	9,100	4,550	6,152	910	240	523
Vanzant	12,420	6,210	8,317	533	2,500	489
Watson	6,170	3,290	4,260	529	-	250
Westhaven	8,920	5,040	6,086	765	-	620
Wheeler	7,280	4,040	5,017	624	-	372
Williamson	9,970	4,980	6,721	998	190	538
Woodland	5,600	3,150	3,906	560	-	202
Woodwind	8,920	4,880	6,001	765	-	169
Wynde	8,750	5,020	5,973	750	-	494
Wyndhurst	10,890	5,440	7,349	467	2,500	528
Zane	5,700	2,850	4,019	571	-	192
	$767,380	$406,160	$520,385	$63,799	$24,816	$33,054

Series	Sourcing fees	Financing and holding expenses	Offering expense	Asset management fee	Reimbursement of acquisition expenses	Property management fee, related party
Antares	$-	$-	$-	$-	$-	$-
Aramis	-	-	-	-	-	-
Arkoma	-	-	-	-	-	12
Aspen	9,370	5,520	6,299	402	2,500	25
Athos	-	-	-	-	-	-
Barclay	-	-	-	-	-	162
Bennett	7,400	4,190	5,022	317	2,500	-
Benny	8,920	5,060	6,119	383	2,500	-
Bluebell	-	-	-	-	-	-
Bowling	7,280	3,980	4,872	416	2,500	370
Bradford	-	-	-	-	-	-
Brookwood	9,810	5,400	6,580	421	2,500	-
Bryant	9,790	5,560	6,611	280	2,500	181
Caden	8,750	4,680	5,884	500	2,500	176
Camellia	8,920	4,950	6,166	383	2,500	249
Caterpillar	-	-	-	-	-	-
Chilhowee	11,330	6,510	7,533	648	-	259
Claremore	8,200	4,540	5,569	235	2,500	-
Cordero	8,920	5,580	6,635	255	2,500	66
Cristalino	10,850	6,260	7,259	465	2,500	-
Emelina	8,750	4,650	5,821	500	2,500	157
Ethan	6,750	3,760	4,677	193	2,500	-
Gordon	-	-	-	-	-	-
Haikey	8,560	4,780	5,799	245	2,500	-
Hamblen	8,960	5,220	6,139	256	2,500	190
Hancock	9,450	5,490	6,431	405	2,500	-
Haven	6,470	3,630	4,352	370	2,500	32
Haverhill	8,210	4,690	5,543	352	2,500	-
Helmerich	8,900	4,870	6,018	254	2,500	60
Hermanos	10,850	6,260	7,279	620	2,500	285
Holmes	6,170	3,290	4,260	176	2,500	83
Liberty	-	-	-	-	-	-
Lithonia	9,900	5,580	6,641	425	2,500	-
Lucas	-	-	-	-	-	28
Macomber	-	-	-	-	-	40
Mallard	-	-	-	-	-	9
Meridian	-	-	-	-	-	116
Montgomery	7,170	4,170	4,953	648	2,500	-
Palmore	7,000	3,820	4,835	300	2,500	44
Perdita	-	-	-	-	-	-
Pongo	-	-	-	-	-	-
Portsmouth	7,450	4,390	5,172	320	2,500	73
Riverwood	-	-	-	-	-	-
Roanoke	-	-	-	-	-	-
Sheezy	8,150	4,500	5,459	466	-	378
Sherwood	-	-	-	-	-	-
Summerglen	8,460	4,760	5,738	402	2,500	-
Tansel	-	-	-	-	-	-
Thomas	7,670	4,410	5,197	329	2,500	54
Tytus	-	-	-	-	-	-
Watson	6,170	3,290	4,260	176	2,500	-
Westhaven	8,920	5,040	6,086	383	2,500	86
Wheeler	7,280	4,040	5,017	208	2,500	52
Williamson	-	-	-	-	-	-
Woodland	-	-	-	-	-	-
Woodwind	8,920	4,880	6,001	383	2,500	34
Wynde	8,750	5,020	5,973	250	2,500	-
Zane	-	-	-	-	-	-
	$288,450	$162,770	$196,200	$12,362	$80,000	$3,221

NOTE 8: SUBSEQUENT EVENTS

Subsequent to June 30, 2024, the Company launched and closed additional offerings. The following table reflects the property acquisitions and offerings closed after June 30, 2024:

Series Member Name	Address	Acquisition Date	Offering Closed Date	Offering Raised
Oakland	4310 Ohls Avenue, Chattanooga, TN 37410	10/25/2023	7/11/2024	$360,330
Sedgefield	4005 Tenderten Way, Greensboro, NC 27405	2/2/2024	8/2/2024	360,800
Johnson	1078 Clearwater Lane, Johnson City, TN 37601	6/26/2024	8/12/2024	384,810
Seneca	7123 Train Station Way, Louisville, KY 40272	9/4/2024	Not Yet Closed	-
				$1,105,940

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 3, LLC
2.2*	Amended and Restated Limited Liability Company Agreement of Arrived Homes 3, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 3, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a Series of Arrived Homes 3, LLC
6.1*	Broker Dealer Agreement, dated January 4, 2023 between Arrived Homes 3, LLC and Dalmore Group, LLC
6.2*	Transfer Registrar Services Agreement, dated January 13, 2023, between Arrived Homes 3, LLC and Colonial Stock Transfer Company
6.3*	Form of Promissory Note
6.4*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.5*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 3, LLC
6.6*	Purchase and Sale Agreement dated December 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Chilhowee property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chilhowee dated December 21, 2022 for Arrived Series Chilhowee property
6.7*	Purchase and Sale Agreement dated November 29, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sheezy property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sheezy dated November 30, 2022 for Arrived Series Sheezy property
6.8*	Purchase and Sale Agreement dated December 12, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Bowling Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bowling dated December 16,2022 for Arrived Series Bowling Property
6.9*	Purchase and Sale Agreement dated January 23, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Caden Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Caden dated January 22,2023 for Arrived Series Caden Property
6.10*	Purchase and Sale Agreement dated January 23, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cristalino dated December 21,2022 for Arrived Series Cristalino Property
6.10.2*	Counteroffer to Offer dated December 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.10.3*	Addendum to Purchase and Sale Agreement dated December 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property

6.11*	Purchase and Sale Agreement dated January 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Emelina Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Emelina dated January 10, 2023 for Arrived Series Emelina Property
6.12*	Purchase and Sale Agreement dated December 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Haven Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haven dated December 21,2022 for Arrived Series Haven Property
6.12.2*	Addendum to Purchase and Sale Agreement dated January 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Haven Property
6.13*	Purchase and Sale Agreement dated December 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hermanos Property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hermanos dated January 10, 2023 for Arrived Series Hermanos Property
6.13.2*	Counteroffer to Offer dated January 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hermanos Property
6.14*	Form of Property Management Agreement dated [*], 202[*], between Great Jones and Arrived Series [*], a series of Arrived Homes 3, LLC
6.15*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Aspen Property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Aspen dated February 28, 2023 for Arrived Series Aspen Property
6.16*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bennett Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bennett dated February 28, 2023 for Arrived Series Bennett Property
6.17*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Brookwood Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Brookwood dated February 28, 2023 for Arrived Series Brookwood Property
6.18*	Purchase and Sale Agreement dated January 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Camellia Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Camellia dated January 23,2023 for Arrived Series Camellia Property.
6.19*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haverhill Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haverhill dated February 28, 2023 for Arrived Series Haverhill Property
6.20*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lithonia Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lithonia dated February 28, 2023 for Arrived Series Lithonia Property
6.21*	Purchase and Sale Agreement dated January 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Palmore Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palmore dated January 28, 2023 for Arrived Series Palmore Property
6.22*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Thomas Property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Thomas dated January 28, 2023 for Arrived Series Thomas Property
6.23*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Woodwind Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Woodwind dated February 28, 2023 for Arrived Series Woodwind Property
6.24*	Form of Property Management Agreement dated [*], 202[*], between Mynd and Arrived Series [*], a series of Arrived Homes 3, LLC

6.25*	Purchase and Sale Agreement dated February 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Benny Property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Benny dated February 22, 2023 for Arrived Series Benny Property
6.26*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Montgomery Property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Montgomery dated February 24, 2023 for Arrived Series Montgomery Property
6.26.2*	Addendum to Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Montgomery Property
6.27*	Purchase and Sale Agreement dated February 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Portsmouth Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Portsmouth dated March 6, 2023 for Arrived Series Portsmouth Property
6.28*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Summerglen Property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Summerglen dated March 8, 2023 for Arrived Series Summerglen Property
6.28.2*	Addendum to Purchase and Sale Agreement dated February 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Summerglen Property
6.29*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Westhaven Property
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westhaven dated February 24, 2023 for Arrived Series Westhaven Property
6.30*	Form of Property Management Agreement dated [*], 202[*], between Darwin Homes and Arrived Series [*], a series of Arrived Homes 3, LLC
6.31*	Purchase and Sale Agreement dated March 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Cordero Property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cordero dated March 7, 2023 for Arrived Series Cordero Property
6.32*	Purchase and Sale Agreement dated March 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ethan Property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ethan dated March 16, 2023 for Arrived Series Ethan Property
6.33*	Purchase and Sale Agreement dated March 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hamblen Property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hamblen dated March 10, 2023 for Arrived Series Hamblen Property
6.34*	Purchase and Sale Agreement dated February 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Holmes Property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Holmes dated March 7, 2023 for Arrived Series Holmes Property

6.35*	Purchase and Sale Agreement dated February 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Watson Property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Watson dated March 7, 2023 for Arrived Series Watson Property
6.36*	Purchase and Sale Agreement dated March 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wheeler Property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wheeler dated March 6, 2023 for Arrived Series Wheeler Property
6.37*	Purchase and Sale Agreement dated March 16, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bryant Property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bryant dated March 22, 2023 for Arrived Series Bryant Property
6.37.2*	Addendum to Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Bryant Property
6.38*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Claremore Property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Claremore dated March 1, 2023 for Arrived Series Claremore Property
6.38.2*	Addendum to Purchase and Sale Agreement dated March 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Claremore Property
6.39*	Purchase and Sale Agreement dated February 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haikey Property
6.39.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haikey dated March 1, 2023 for Arrived Series Haikey Property
6.40*	Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hancock Property
6.40.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hancock dated March 28, 2023 for Arrived Series Hancock Property
6.41*	Purchase and Sale Agreement dated February 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Helmerich Property
6.41.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Helmerich dated March 1, 2023 for Arrived Series Helmerich Property
6.41.2*	Addendum to Purchase and Sale Agreement dated March 15, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Helmerich Property
6.42*	Purchase and Sale Agreement dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wynde Property
6.42.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wynde dated April 5, 2023 for Arrived Series Wynde Property
6.43*	Purchase and Sale Agreement dated April 18, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Arkoma Property
6.43.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arkoma dated March 1, 2023 for Arrived Series Arkoma Property
6.43.2*	Addendum to Purchase and Sale Agreement dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arkoma Property
6.44*	Purchase and Sale Agreement dated March 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Gordon Property
6.44.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gordon dated March 30, 2023 for Arrived Series Gordon Property
6.45*	Purchase and Sale Agreement dated March 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lucas Property

6.45*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lucas dated April 4, 2023 for Arrived Series Lucas Property
6.46*	Purchase and Sale Agreement dated April 18, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Macomber Property
6.46.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Macomber dated March 1, 2023 for Arrived Series Macomber Property
6.47*	Purchase and Sale Agreement dated March 22, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Meridian Property
6.47.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Meridian dated March 28, 2023 for Arrived Series Meridian Property
6.47.2*	Counteroffer to Offer dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Meridian Property
6.48*	Purchase and Sale Agreement dated March 27, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Perdita Property
6.48.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Perdita dated April 18, 2023 for Arrived Series Perdita Property
6.49*	Purchase and Sale Agreement dated March 27, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pongo Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pongo dated April 19, 2023 for Arrived Series Pongo Property
6.50*	Purchase and Sale Agreement dated March 22, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Woodland Property
6.50.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Woodland dated March 17, 2023 for Arrived Series Woodland Property
6.51*	Purchase and Sale Agreement dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Antares Property
6.51.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Antares dated April 24, 2023 for Arrived Series Antares Property
6.51.2*	Counteroffer to Offer dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Antares Property
6.52*	Purchase and Sale Agreement dated April 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Aramis Property
6.52.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Aramis dated April 14, 2023 for Arrived Series Aramis Property
6.53*	Purchase and Sale Agreement dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Athos Property
6.53.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Athos dated April 13, 2023 for Arrived Series Athos Property
6.53.2*	Counteroffer to Offer dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Athos Property
6.54*	Purchase and Sale Agreement dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Barclay Property
6.54.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Barclay dated April 17, 2023 for Arrived Series Barclay Property
6.55*	Purchase and Sale Agreement dated September 29, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bean Property
6.55.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bean dated September 2, 2023 for Arrived Series Bean Property
6.56*	Purchase and Sale Agreement dated April 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bluebell Property
6.56.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bluebell dated April 17, 2023 for Arrived Series Bluebell Property

6.57*	Purchase and Sale Agreement dated April 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bradford Property
6.57.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bradford dated April 6, 2023 for Arrived Series Bradford Property
6.58*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Caterpillar Property
6.58.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Caterpillar dated April 21, 2023 for Arrived Series Caterpillar Property
6.58.2*	Addendum to Purchase and Sale Agreement dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Caterpillar Property
6.59*	Purchase and Sale Agreement dated August 2, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ellie Property
6.59.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ellie dated September 11, 2023 for Arrived Series Ellie Property
6.60*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Liberty Property
6.60.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Liberty dated March 10, 2023 for Arrived Series Liberty Property
6.61*	Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Mallard Property
6.61.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Mallard dated March 16, 2023 for Arrived Series Mallard Property
6.61.2*	Addendum to Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Mallard Property
6.62*	Purchase and Sale Agreement dated March 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Riverwood Property
6.62.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Riverwood dated April 21, 2023 for Arrived Series Riverwood Property
6.63*	Purchase and Sale Agreement dated April 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Roanoke Property
6.63.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Roanoke dated April 13, 2023 for Arrived Series Roanoke Property
6.63.2*	Addendum to Purchase and Sale Agreement dated April 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Roanoke Property
6.64*	Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Sherwood Property
6.64.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sherwood dated March 28, 2023 for Arrived Series Sherwood Property
6.65*	Purchase and Sale Agreement dated April 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Tansel Property
6.65.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tansel dated April 18, 2023 for Arrived Series Tansel Property
6.66*	Purchase and Sale Agreement dated March 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Tytus Property
6.66.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tansel dated April 5, 2023 for Arrived Series Tytus Property
6.67*	Purchase and Sale Agreement dated February 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Williamson Property
6.67.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Williamson dated March 6, 2023 for Arrived Series Williamson Property
6.68*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Zane Property
6.68.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Zane dated April 13, 2023 for Arrived Series Zane Property

6.69*	Purchase and Sale Agreement dated September 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Arya Property
6.69.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arya dated October 4, 2023 for Arrived Series Arya Property
6.70*	Purchase and Sale Agreement dated July 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Marcy Property
6.70.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Marcy dated October 4, 2023 for Arrived Series Marcy Property
6.71*	Purchase and Sale Agreement dated September 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Sansa Property
6.71.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sansa dated October 4, 2023 for Arrived Series Sansa Property
6.72*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haybridge Property
6.72.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haybridge dated September 28, 2023 for Arrived Series Haybridge Property
6.72.2*	Addendum to Purchase and Sale Agreement dated September 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Haybridge Property
6.73*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hedgecrest Property
6.73.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hedgecrest dated September 28, 2023 for Arrived Series Hedgecrest Property
6.74*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Layla Property
6.74.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Layla dated October 23, 2023 for Arrived Series Layla Property
6.75*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lola Property
6.75.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lola dated October 23, 2023 for Arrived Series Lola Property
6.76*	Purchase and Sale Agreement dated October 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ratliff Property
6.76.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ratliff dated October 19, 2023 for Arrived Series Ratliff Property
6.77*	Purchase and Sale Agreement dated October 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Collinison Property
6.77.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Collinison dated October 30, 2023 for Arrived Series Collinison Property
6.78*	Purchase and Sale Agreement dated October 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hardman Property
6.78.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hardman dated October 24, 2023 for Arrived Series Hardman Property
6.79*	Purchase and Sale Agreement dated September 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Keystone Property
6.79.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Keystone dated October 31, 2023 for Arrived Series Keystone Property
6.80*	Purchase and Sale Agreement dated October 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Northbrook Property
6.80.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Northbrook dated October 19, 2023 for Arrived Series Northbrook Property
6.81*	Purchase and Sale Agreement dated September 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pebblestone Property
6.81.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pebblestone dated October 31, 2023 for Arrived Series Pebblestone Property
6.82*	Purchase and Sale Agreement dated October 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Frances Property
6.82.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Frances dated October 19, 2023 for Arrived Series Frances Property

6.83*	Purchase and Sale Agreement dated November 7, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Northridge Property
6.83.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Northridge dated November 21, 2023 for Arrived Series Northridge Property
6.84*	Purchase and Sale Agreement dated October 31, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Rachel Property
6.84.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rachel dated November 1, 2023 for Arrived Series Rachel Property
6.85*	Purchase and Sale Agreement dated October 31, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ross Property
6.85.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ross dated November 1, 2023 for Arrived Series Ross Property
6.86*	Purchase and Sale Agreement dated November 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Vanzant Property
6.86.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Vanzant dated November 21, 2023 for Arrived Series Vanzant Property
6.87*	Purchase and Sale Agreement dated November 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wyndhurst Property
6.87.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wyndhurst dated November 17, 2023 for Arrived Series Wyndhurst Property
6.88*	Purchase and Sale Agreement dated October 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Glenncrest Property
6.88.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Glenncrest dated November 1, 2023 for Arrived Series Glenncrest Property
6.89*	Purchase and Sale Agreement dated December 20, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Laurel Property
6.89.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Laurel dated January 19, 2024 for Arrived Series Laurel Property
6.90*	Purchase and Sale Agreement dated October 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Oakland Property
6.90.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oakland dated October 19, 2023 for Arrived Series Oakland Property
6.91*	Purchase and Sale Agreement dated December 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Phoebe Property
6.91.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Phoebe dated December 13, 2023 for Arrived Series Phoebe Property
6.92*	Purchase and Sale Agreement dated June 14, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Johnson Property
6.92.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Johnson dated June 20, 2024 for Arrived Series Johnson Property
6.93*	Purchase and Sale Agreement dated January 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sedgefield Property
6.93.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sedgefield dated January 22, 2024 for Arrived Series Sedgefield Property
6.94*	Purchase and Sale Agreement dated August 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Robinson Property
6.94.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Robinson dated September 5, 2024 for Arrived Series Robinson Property
6.95*	Purchase and Sale Agreement dated August 13, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Seneca Property
6.95.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Seneca dated August 23, 2024 for Arrived Series Seneca Property

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 3, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title: Date:	Chief Executive Officer September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 30, 2024
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived Homes 3, LLC

/s/ Sue Korn	Principal Financial and	September 30, 2024
Sue Korn	Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived Homes 3, LLC

/s/ Kenneth Cason	Chief Technology Officer of Arrived Holdings, Inc.	September 30, 2024
Kenneth Cason	Chief Technology Officer and Director of Arrived Homes 3, LLC

Arrived Holdings, Inc.	Managing Member	September 30, 2024

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer